

2022 ANNUAL REPORT

OFFICERS

BRYAN H. FAIRBANKS
President and Chief Executive Officer

S. LESLIE ADKINS
Vice President, Marketing and ESG Development

BARRY L. CREEK
Vice President, Manufacturing

FRANK J. DE IULIIS
Vice President, Retail and International Sales

AMY M. FERNANDEZ
Vice President, General Counsel and
Assistant Secretary

WILLIAM R. GUPP
Senior Vice President,
Chief Legal Officer and Secretary

ZACHARY C. LAUER
Vice President, Supply Chain

BRET M. MARTZ
Vice President, North American Professional Sales

L. RODRIGO PIÑEIRO
Vice President, Innovation and Quality

JACOB T. RUDOLPH
Vice President, Human Resources

DENNIS C. SCHEMM
Senior Vice President and Chief Financial Officer

ADAM D. ZAMBANINI
President of Trex Residential Products



featuring: Transcend Lineage in Biscayne



featuring: Trex® Fencing in Woodland Brown

DIRECTORS & COMMITTEE MEMBERS

JAMES E. CLINE
Chairman of the Board

BRYAN H. FAIRBANKS

MICHAEL F. GOLDEN
Lead Independent Director
Compensation Committee Member
Nominating/Corporate Governance Committee Member

JAY M. GRATZ
Compensation Committee Chairman
Audit Committee Member

KRISTINE L. JUSTER
Compensation Committee Member
Nominating/Corporate Governance Committee Member

RONALD W. KAPLAN
Vice Chairman of the Board

GENA C. LOVETT, PH.D
Audit Committee Member
Nominating/Corporate Governance Committee Member

PATRICIA B. ROBINSON
Audit Committee Member
Nominating/Corporate Governance Committee Chairwoman

GERALD VOLAS
Audit Committee Chairman
Compensation Committee Member

March 21, 2023

Dear Fellow Shareholders:

2022 was a dynamic year for Trex, in which we effectively navigated challenging market conditions and decisively took action to align our cost structure amid an industry wide channel inventory recalibration. Our focus and execution resulted in net sales of $1.1 billion and a very strong adjusted EBITDA margin of 28.3%. We are also pleased to report that throughout 2022 consumer demand for Trex products remained steady, reflecting the strength of the Trex brand, our comprehensive product line designed for today's living spaces and lifestyles, and the resilience of the outdoor living category.

Dedicating All Resources to the Outdoor Living Market

On December 30th, we announced the sale of Trex Commercial Products. The divestiture of the Trex Commercial segment reflects our decision to focus all our resources on driving our highly profitable outdoor living strategy. We will operate in one reportable segment, Trex Residential, and focus on accelerating conversion to composites from wood, launching new products to answer consumer demand and further strengthen our leadership position in the outdoor living category.

Engineering What's Next in Outdoor Living

In 2022, we continued to invest in the Trex brand, and in the commercialization of new products that broaden our market opportunity. We launched our new Trex Transcend® Lineage™ product in the second quarter, and it has been favorably received. The new decking line features refined aesthetics and trend forward colors with heat mitigating technology, and like all Trex decking, is made from 95% recycled and reclaimed content. Six months later, we doubled the number of color options available for the Transcend Lineage decking collection nationally and introduced a tiered warranty structure for Trex decking that underscores the value of our good/better/best decking lineup.

More recently, we announced the regional launch of our latest innovation – Trex Signature® decking. This product offering elevates the premium composite decking category with the achievement of the most authentic wood aesthetics to date by raising the bar for beauty, performance, and sustainability. The new line is backed by a 50-year limited residential warranty and is complemented by the full range of Trex Signature railing. I am proud of our engineering and R&D teams whose depth of expertise will enable Trex to further drive product innovations for years to come.

Strategy to Support Future Growth

Since the company's inception, we have developed and nurtured long-standing relationships with top specialty material distributors, pro channel dealers and DIY retailers, making Trex the most widely available and purchased brand throughout North America and around the world. These relationships have been one of the fundamental elements of our success. In 2022, we expanded our distribution network even further in Texas, Oklahoma and other southern states enabling us to better service many of the fastest growing markets.

To support long term demand growth, we moved ahead with the capacity expansion program we announced in late 2021 but at a measured pace given the changing economy. The new Arkansas facility will provide Trex with several important strategic advantages, including increased proximity to central raw materials and key growth markets for wood conversion, a strong pool of skilled labor, and adjacency to major transportation hubs. When this plant comes online, Trex will have unmatched geographical coverage with east, west and central region production sites to serve our customers. The facility will also support our long-term growth opportunities in the international and cladding markets.

Progress Across a Broad Spectrum of ESG Initiatives

The 95% recycled and reclaimed content of our decking boards, coupled with our sustainable manufacturing process, makes Trex products the ideal choice for today's increasingly eco-conscious consumers and has made Trex an appealing investment for ESG-focused investors. In 2021 alone, Trex up-cycled more than 1 billion pounds combined of recycled waste polyethylene film and reclaimed wood for use in our products. In addition, Trex reduced Scope 1 and 2 greenhouse gas emissions intensity by 33% compared to the previous year. Additionally, we formalized oversight of ESG matters at the board level with the Nominating and Corporate Governance Committee now including ESG matters in its charter.

Outlook for 2023

Our performance in 2022 laid the foundation for improved profitability in 2023, as consumer end demand remains healthy and further opportunities for margin expansion are expected with the easing of inflationary pressures and our ongoing investments in continuous improvement programs. While the macroeconomic situation remains uncertain, our tie to the repair and remodel sector makes us more resilient and less cyclical than other sectors. Homeowners who are priced out of buying a new home tend to invest in their existing homes and invest in renovations, especially those that add long-term value like a Trex deck. With a product portfolio that has broad-based consumer appeal and the highest production efficiency in the composite industry, Trex is positioned to effectively navigate uncertain economic conditions and emerge as an even stronger company.

We appreciate the hard work and dedication of the people who make up the Trex organization. They join me in thanking our customers, channel partners, TrexPro® installers, vendors, and shareholders for their support.

Sincerely,



Bryan Fairbanks, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: 001-14649



Trex Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**54-1910453**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
160 Exeter Drive, Winchester, Virginia	**22603-8605**
(Address of principal executive offices)	**(Zip Code)**

(540) 542-6300
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	TREX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

The aggregate market value of the registrant's common equity held by non-affiliates of the registrant at June 30, 2022, which was the last business day of the registrant's most recently completed second fiscal quarter, was approximately $6.0 billion based on the closing price of the common stock as reported on the New York Stock Exchange on such date and assuming, for purposes of this computation only, that the registrant's directors, executive officers and beneficial owners of 10% or more of the registrant's common stock are affiliates.

The number of shares of the registrant's common stock outstanding on February 6, 2023 was 108,758,882.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents are incorporated by reference in this Form 10-K as indicated herein:

Document	Part of 10-K into which incorporated
Proxy Statement relating to Registrant's 2023 Annual Meeting of Stockholders	Corporate governance (under Part I, Item 1) and Part III

TABLE OF CONTENTS

NOTE ON FORWARD-LOOKING STATEMENTS

This report, including the information it incorporates by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans, forecasted demographic and economic trends relating to our industry and similar matters are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "believe," "may," "will," "anticipate," "estimate," "expect," "intend" or similar expressions. We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from our expectations because of various factors, including the factors discussed under "Item 1A. Risk Factors" in this report.

PART I

Some of the information contained in this report concerning the markets and industry in which we operate is derived from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources are reliable, we have not independently verified the accuracy of any of this information.

Item 1.   Business

General

Trex Company, Inc. (Trex), was incorporated as a Delaware corporation in 1998. Through December 30, 2022, Trex had one wholly-owned subsidiary, Trex Commercial Products, Inc. Together, Trex and Trex Commercial Products, Inc. are referred to as the Company, we or our. The Company is the world's largest manufacturer of composite decking and railing products, which are marketed under the brand name Trex® and manufactured in the United States. In addition, Trex provided custom-engineered railing and staging systems for the commercial and multi-family market, including sports stadiums and performing arts venues. Our principal executive offices are located at 160 Exeter Drive, Winchester, Virginia 22603, and our telephone number at that address is (540) 542-6300.

Products

Operations and Products: The Company operated in two reportable segments during the three years ended December 31, 2022: Trex Residential Products (Trex Residential), the Company's principal business based on net sales, and Trex Commercial Products (Trex Commercial). On December 30, 2022, the Company sold substantially all of the assets of its wholly-owned subsidiary and reportable segment, Trex Commercial Products, Inc. See related information in Note 3 to the Consolidated Financial Statements to this Form 10-K.

Trex Residential is the world's largest manufacturer of high-performance, low-maintenance, eco-friendly wood-alternative composite decking and railing, with more than 30 years of product experience. Trex outdoor living products are marketed under the brand name Trex® and manufactured in the United States. Stocked in more than 6,700 retail locations worldwide, Trex Residential offers a comprehensive set of aesthetically appealing and durable, low-maintenance product offerings in the decking, railing, fencing, cladding and outdoor lighting categories. A majority of the products are eco-friendly and leverage recycled and reclaimed materials to the extent possible. Trex Residential decking is made in a proprietary process that combines reclaimed wood fibers and recycled polyethylene film, making Trex Residential one of the largest recyclers of waste polyethylene plastic film in North America. Our composite deck boards do not rot, warp, or splinter and the versatile colors feature a refined wood grain that adds depth and luxury to any backyard. Trex Residential products are sold to distributors and home centers for final resale primarily to the residential market.

Trex offers the following products through Trex Residential:

Decking and Accessories	Our principal decking products are Trex Transcend® Lineage™, Trex Transcend®, Trex Signature®, Trex Select®, and Trex Enhance®. In addition, our Trex Transcend decking product can also be used as cladding. Our high-performance, low-maintenance, eco-friendly composite decking products are comprised of a blend of 95 percent reclaimed wood fibers and recycled polyethylene film and feature a protective polymer shell for enhanced protection against fading, staining, mold and scratching. Trex Transcend Lineage is the next generation of design and performance in composite decking and is available in four luxurious, on-trend hues inspired by some of the most picturesque locales in the United States. Our Trex Transcend decking provides elevated aesthetics paired with the highest level of performance and is available in eight multi-tonal monochromatic classical earth tones and premium tropical colors. Trex Signature decking offers realistic woodgrain aesthetics that raises the bar for beauty, performance and sustainability and is available in two luxurious hues inspired by stunning natural settings. Trex Select decking offers the perfect pairing of price and minimal maintenance and is available in five nature-inspired earth tone colors. Our Trex Enhance boards pair the beauty of authentic wood-grain appearance with the durability of composite with minimal maintenance and the affordability of wood and is available in natural and basic colors. We also offer accessories to our decking products. Trex Hideaway®, a self-gapping universal hidden fastener designed to give a seamless finish to every project. Trex DeckLighting™, an outdoor lighting system, is a line of energy-efficient LED dimmable deck lighting designed to use 75% less energy compared to incandescent lighting. It can be installed into the railing, stair risers or the deck itself. The line includes a post cap light, deck rail light, riser light, a soffit light and a recessed deck light. Pre-assembled stair panels that allow for easier installation and are designed to save time on the jobsite.
Railing	Our railing products are Trex Transcend Railing, Trex Select Railing, and Trex Signature® aluminum railing. Our high-performance composite and aluminum deck railing kits and systems are sustainably manufactured, easy to install and durable. Trex railing systems are built with the same durability as Trex decking and won't rot, warp, peel or splinter and resist fading and corrosion. Trex Transcend Railing, made from approximately 40 percent recycled content, is available in the colors of Trex Transcend decking and finishes that make it appropriate for use with Trex decking products as well as other decking materials, which we believe enhances the sales prospects of our railing products. Trex Select Railing, made from approximately 40 percent recycled content, is offered in a white finish and is ideal for consumers who desire a simple clean finished look for their deck. Trex Signature aluminum railing, made from a minimum of 40 percent recycled content, is available in three colors and designed for consumers who want a sleek, contemporary look.
Fencing	Our Trex Seclusions® composite fencing product is offered through two specialty distributors. This product consists of structural posts, bottom rail, pickets, top rail and decorative post caps. The top and bottom rails of Trex fencing are designed to provide a "picture frame' element and the deep rich colors have a matte surface to prevent harsh sunlight reflections.

Trex Residential products offer a number of significant aesthetic advantages over wood while eliminating many of wood's major functional disadvantages, which include warping, splitting and other damage from moisture. In addition to resisting fading and surface staining, Trex Residential products require no sanding, staining or sealing, resist moisture damage, provide a splinter-free surface and do not require chemical treatment against rot or insect infestation. Special characteristics (including resistance to splitting, the ability to bend, and ease and consistency of machining and finishing) facilitate installation, reduce contractor call-backs and afford consumers a wide range of design options. Combined, these aspects yield significant aesthetic advantages and lower maintenance than wood decking and railing and ultimately render Trex Residential products less costly than wood over the life of the deck.

We have received product building code listings from the major U.S. building code listing agencies for decking and railing and from the major Canadian building code listing agency for decking. The listings facilitate the acquisition of building permits by deck builders and promote consumer and industry acceptance of our products as an alternative to wood decking.

We are a licensor in a number of licensing agreements with third parties to manufacture and sell products under the Trex trademark. Our licensed products are:

***Trex Outdoor Furniture*™**	A line of outdoor furniture products manufactured and sold by PolyWood, Inc.
***Trex RainEscape*®**	An above joist deck drainage system manufactured and sold by DriDeck Enterprises, LLC.
***Trex Pergola*™**	Pergolas made from low maintenance cellular PVC and all-aluminum product, manufactured by Home & Leisure, Inc. dba Structureworks Fabrication.
***Trex Latticeworks*™**	Outdoor lattice boards manufactured and sold by Structureworks Fabrication.
Trex Cornhole*™ *Boards	Cornhole boards manufactured and sold by IPC Global Marketing LLC.
Diablo*® *Trex Blade	A specialty saw blade for wood-alternative composite decking manufactured and sold by Freud America, Inc.
Trex SpiralStairs*™ *and Structural Steel Posts and Trex Signature Assembled Stair Panels	A staircase alternative and structural steel posts for use with all deck substructures manufactured and sold by M. Cohen and Sons, Inc. dba The Iron Shop.
Trex Outdoor Kitchens, Cabinetry and Storage	Outdoor kitchens, cabinetry and storage manufactured and sold by Danver Stainless Outdoor Kitchens.

Trex Commercial designed and engineered custom railing solutions, which are prevalent in professional and collegiate sports facilities, standardized architectural and aluminum railing systems, which targeted commercial and high-rise applications, and custom staging systems for the performing arts, sports, and event production and rental market. Trex Commercial marketed to architects, specifiers, contractors, and building owners.

Through the date of sale of Trex Commercial on December 30, 2022, Trex offered the following products through Trex Commercial:

Architectural Railing Systems	The architectural railing systems were pre-engineered guardrails with options to accommodate styles ranging from classic and elegant wood top rail combined with sleek stainless components and glass infill, to modern and minimalist stainless cable and rod infill choices. Trex Commercial also designed, engineered and manufactured custom railing systems tailored to the customer's specific material, style and finish. Many railing styles included glass, mesh, perforated railing and cable railing.
Aluminum Railing Systems	The Trex Signature aluminum railings, made from a minimum of 40 percent recycled content, were a versatile, cost-effective and low-maintenance choice for a variety of interior and exterior applications that blended form, function and style. Its straightforward, unobtrusive design featured traditional balusters and contemporary vertical rods, and could be installed with continuously graspable rail options for added safety, comfort and functionality. Aluminum railings were available in a variety of colors and stock lengths to accommodate project needs.
Staging Equipment and Accessories	The advanced modular, lightweight custom staging systems, including portable platforms and other custom applications, provided superior staging product solutions for facilities and venues with custom needs. The modular stage equipment was designed to appear seamless, feel permanent, and maximize the functionality of the space.

Customers and Distribution

We are committed to conducting business activities with the highest standards of business ethics and in accordance with all applicable laws and regulations. Our Vendor and Customer Code of Conduct and Ethics (Code), available at www.trex.com/our-company, applies to all parties providing goods and services to the Company, and all channel partners who distribute, sell and/or install our products (collectively, Business Partners). We expect all Business Partners, and all of their employees, agents and subcontractors to follow our high ethical standards set forth in the Code while they are conducting business with us or on our behalf. In addition, we expect our Business Partners to understand and comply with the Trex Company Code of Conduct and Ethics, available at www.trex.com/our-company, to do business with Business Partners who share the same commitment to human rights that we have and as set forth in our Human Rights Policy, available at www.trex.com/our-company.

Trex Residential: Wholesale Distributors/Retail Lumber Dealers. We generate most of our sales for our composite decking and railing products through our wholesale distribution network by selling Trex Residential products to wholesale distributors, who in turn, sell our products to retail lumber outlets. These retail dealers market to both homeowners and contractors, but they emphasize sales to professional contractors, remodelers and homebuilders. Contractor-installed decks generally are larger installations with professional craftsmanship. Our retail dealers generally provide sales personnel trained in Trex Residential products, contractor training, inventory commitment and point-of-sale display support. We believe that attracting wholesale distributors, who are committed to our products and marketing approach and can effectively sell higher value products to contractor-oriented lumber yards and other retail outlets, is important to our future growth. Our distributors provide value-added service in marketing our products because they sell premium wood decking products and other innovative building materials that typically require product training and personal selling efforts. We typically appoint two to three distributors within a specified area to sell only Trex Residential decking products on an exclusive basis. The distributor purchases our products at prices in effect at the time we ship the product to the distributor.

Home Depot and Lowe's. We sell our products through Home Depot and Lowe's stores. Home Depot and Lowe's purchase products directly from us for stocking on their shelves. They also purchase product through our wholesale distributors for special orders placed by consumers. Home Depot and Lowe's serve both the contractor market and the "do-it-yourself" market. We believe that brand exposure through Home Depot and Lowe's promotes consumer acceptance of our products.

In the years ended December 31, 2022, 2021, and 2020, sales to certain customers of Trex Residential accounted for 10% or more of the Company's total net sales. For the years ended December 31, 2022, 2021, and 2020, three customers of Trex Residential represented approximately 64%, 61%, and 56%, respectively, of the Company's total net sales.

Trex Commercial: We sold our modular and architectural railing and staging systems to the commercial and multifamily market, including sports stadiums and performing arts venues, primarily to facility owners and general contractors throughout the country. We marketed these products through our direct sales staff, independent sales representatives, and bidding on projects.

Manufacturing Process

Products manufactured at our Trex Residential manufacturing facilities in Virginia and Nevada are primarily manufactured from reclaimed wood fiber and scrap polyethylene. Our primary manufacturing process for the products involves mixing wood particles with plastic, heating and then extruding, or forcing, the highly viscous and abrasive material through a profile die. We use many proprietary and skill-based advantages in our eco-friendly manufacturing process. Products manufactured at our Trex Commercial manufacturing facility in Minnesota were primarily manufactured from aluminum and stainless steel. The primary manufacturing process for these products involved cutting, machining, welding and finishing. We use Six Sigma and Lean Manufacturing methodologies throughout our Company within our plant operations and in the planning and execution of certain projects.

Our manufacturing processes require significant capital investment, expertise and time to develop. We have continuously invested the capital necessary to expand our manufacturing throughput and improve our manufacturing processes.

In October 2021, we announced plans to add a third U.S.-based Trex Residential manufacturing facility located in Little Rock, Arkansas, that will sit on approximately 300 acres of land. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. Construction began on the new facility in the second quarter of 2022, and in July 2022, we entered into a design-build agreement. As previously announced, we anticipate spending approximately $400 million on the facility and the budget for the design-build agreement is contained within this amount. Construction for the new facility will be funded primarily through our ongoing cash generation or our line of credit.

In addition, we prioritize cost reduction projects and continuous improvement opportunities, primarily related to automation, modernization, energy efficiency and raw material processing, and remain focused on innovation and new product development. We have also broadened the range of raw materials that we can use to produce a consistent and high-quality finished product. In connection with national building code listings, we maintain a quality control testing program.

Suppliers

We conduct supply chain assessments when considered necessary in relation to the significance of the purchase and business opportunity for the Company. Assessments include in-person reviews and tours of operating facilities. The Company is committed to conducting business activities with the highest standards of business ethics and in accordance with all applicable laws and regulations. As stated above, our Vendor and

Customer Code of Conduct and Ethics, our Company Code of Conduct and Ethics, and our Human Rights Policy apply to all suppliers of the Company.

The production of most of our decking products requires a supply of reclaimed wood fiber and scrap polyethylene. We fulfill requirements for raw materials under both purchase orders and supply contracts. In the year ended December 31, 2022, we purchased our reclaimed wood fiber requirements under purchase orders and long-term supply commitments not exceeding four years. All of our polyethylene purchases are under short-term supply contracts that generally have a term of approximately one to two years for which pricing is negotiated as needed, or under purchase orders that do not involve long-term supply commitments.

- *Reclaimed Wood Fiber*: Cabinet and flooring manufacturers are our preferred suppliers of reclaimed wood fiber because the reclaimed wood fiber produced by these operations contains little contamination and is low in moisture. These facilities generate reclaimed wood fiber as a byproduct of their manufacturing operations. In addition, we purchase scrap select wood chips generated from various farming operations. If the reclaimed wood fiber meets our specifications, our reclaimed wood fiber supply agreements generally require us to purchase at least a specified minimum and at most a specified maximum amount of reclaimed wood fiber. Depending on our needs, the amount of reclaimed wood fiber that we actually purchase within the specified range under any supply agreement may vary significantly from year to year.

- *Scrap Polyethylene*: The polyethylene we consume is primarily composed of scrap plastic film and plastic bags. We will continue to seek to meet our future needs for scrap polyethylene from the expansion of our existing supply sources and the development of new sources. We believe our use of multiple sources provides us with a cost advantage and facilitates an environmentally responsible approach to our procurement of polyethylene. Our ability to source and use a wide variety of polyethylene from third party distribution and manufacturing operations is important to our cost strategy. We maintain this ability through the continued expansion of our plastic reprocessing operations in combination with the advancement of our proprietary material preparation and extrusion processes.

In addition, we outsource the production of certain products to third-party manufacturers.

The production of our commercial products required a supply of aluminum, stainless steel and glass components. We used multiple sources for each material to ensure consistent availability of material and competitive pricing. We purchased substantially all of our aluminum, stainless steel and glass under purchase orders, which did not involve long-term supply commitments.

Training

Trex University is our state-of-the-art training facility located near our Virginia manufacturing plant designed to educate and train retailers, contractors and other partners on the benefits of Trex Residential aesthetically pleasing, high-performance, low-maintenance, eco-friendly outdoor living products. In addition, in the 2022 second quarter we launched Trex Academy, an online multimedia content hub dedicated to helping the Trex Residential Do-It-Yourself customer bring their deck dreams to life by providing how-to content.

Growth Strategies

Our long-term goals are to continue leading the category with beautiful, high-performance, low-maintenance Trex products, including our outdoor living products, such as composite decking and railing for the residential market and custom-engineered railing systems for the commercial market. To do this, we will increase market share and expand into new product categories and geographic markets through the design, creation and marketing of outdoor living products that offer superior aesthetics and quality and by expanding our sales to the commercial market. Trex Residential will expand its offering of eco-friendly decking and railing products for a breadth of audiences, whether by converting wood buyers who have not previously considered composite decking or appealing to the most discriminating high-end homeowners seeking superior aesthetics and quality. Additionally, Trex will continue to explore opportunities that leverage our manufacturing and extrusion expertise and recycling heritage. We intend to employ the following long-term strategies to achieve our goals:

- *Innovation*: Introduce new products that address unmet consumer and trade professional needs. Provide a compelling value proposition through ease of installation, low maintenance, long-term durability and superior aesthetics.

- *Brand*: Expand awareness, preference and commitment for the Trex brand with both consumers and trade professionals. Deliver on the brand's promise of superior quality, functionality, pleasing aesthetics and overall performance in outdoor living products and custom-engineered railing systems. Leverage omnichannel efforts to extend the Trex brand presence, both nationally and globally.

- *Channels*: Achieve comprehensive market segment and geographic coverage for Trex products by increasing the number of stocking dealers and retailers and expanding our international presence for our eco-friendly wood-alternative outdoor living products, thereby making our products available wherever our customers choose to purchase their decking or railing , and by continuing to develop our commercial market penetration for our railing systems.

- *Quality*: Continuously advance the quality of all operational and business processes, with the goal of achieving superior product quality and service levels, thereby giving us a sustainable competitive advantage.

- *Cost*: Through capital investments and process engineering, continuously seek to lower the cost to manufacture Trex residential products. Investments in polyethylene recycling capabilities will allow us to expand our ability to use a wider breadth of waste materials thereby lowering raw material costs of our outdoor living products. We plan to continue to achieve significant improvements in manufacturing productivity by reducing waste and improving our production process.

- *Customer Service*: Through our commitment to superior customer service, continually deliver consistently outstanding, personalized service to all customers and prospects in all segments.

Competition

Our primary competition for our composite decking and residential railing products consists of wood products, which constitute a substantial majority of decking and railing sales, as measured by linear feet of lumber. Many of the conventional lumber suppliers with which we compete have established ties to the building and construction industry and have well-accepted products. A majority of the lumber used in wood decks is pressure-treated lumber. Southern yellow pine and fir have a porosity that readily allows the chemicals used in the pressure treating process to be absorbed. The same porosity makes southern yellow pine susceptible to absorbing moisture, which causes the lumber to warp, crack, splinter and expel fasteners. In addition to pine and fir, other segments of wood material for decking include redwood, cedar and tropical hardwoods, such as ipe, teak and mahogany. These products are often significantly more expensive than pressure-treated lumber, but do not eliminate some of the disadvantages of other wood products.

In addition to wood, we also compete with other manufacturers of wood-alternative products. Industry studies indicate that we have the leading market share of the wood-alternative segment of the decking and railing market. Our principal competitors include The Azek Company Inc., and Fiberon (a division of Fortune Brands, Inc.).

Our ability to compete depends, in part, on a number of factors outside our control, including the ability of our competitors to develop new wood-alternative decking and railing products that are competitive with our products. We believe that the principal competitive factors in the decking and railing market include product quality, price, aesthetics, maintenance cost, and distribution and brand strength. We believe we compete favorably with respect to these factors. We believe that our products offer aesthetic and cost advantages over the life of a deck when compared to other types of decking and railing materials. Although a contractor-installed deck built with Trex products using a pressure-treated wood substructure generally costs more than a deck made entirely from pressure-treated wood, Trex products are low maintenance compared to the on-going maintenance required for a pressure-treated deck and are, therefore, less costly over the life of the deck. We believe that our manufacturing process and utilization of relatively low-cost raw material sources provide us with a competitive cost advantage relative to other manufacturers of wood-alternative decking and railing products. The scale of our operations also confers cost efficiencies in manufacturing, sales and marketing.

Seasonality

Our operating results for Trex Residential have historically varied from quarter to quarter. Seasonal, erratic or prolonged adverse weather conditions in certain geographic regions reduce the level of home improvement and construction activity and can shift demand for its products to a later period. As part of its normal business practice and consistent with industry practice, Trex Residential Products has historically offered incentive programs to its distributors and dealers to build inventory levels before the start of the prime deck-building season in order to ensure adequate availability of its product to meet anticipated seasonal consumer demand. The seasonal effects are often offset by the positive effect of the incentive programs.

Government Regulation

Our business activities are subject to various federal, state and local laws and regulations. Costs and accruals incurred to comply with these governmental regulations are presently not material to our capital expenditures, results of operations and competitive position. Although there is no assurance that existing or future government laws applicable to our operations or products will not have a material adverse effect on our capital expenditures, results of operations and competitive position, we do not currently anticipate material expenditures for government regulations.

We are also subject to federal, state and local environmental regulation. The emissions of particulates and other substances from our manufacturing facilities must meet federal and state air quality standards implemented through air permits issued to us by the Department of Environmental Quality of the Commonwealth of Virginia, and the Division of Environmental Protection of Nevada's Department of Conservation and Natural Resources. Our facilities are regulated by federal and state laws governing the disposal of solid waste and by state and local permits and requirements with respect to wastewater and storm water discharge. Compliance with environmental laws and regulations has not had a material adverse effect on our business, operating results or financial condition.

Our operations also are subject to workplace safety regulation by the U.S. Occupational Safety and Health Administration, the Commonwealth of Virginia, and the States of Nevada, and Arkansas. Our compliance efforts include safety awareness and training programs for our production and maintenance employees.

Intellectual Property

Our success depends, in part, upon our intellectual property rights relating to our products, production processes and other operations. We rely upon a combination of trade secret, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws, to protect our proprietary rights. We have made substantial investments in manufacturing process improvements that have enabled us to increase manufacturing line production rates, facilitate our development of new products, and produce improvements in our existing products' dimensional consistency, surface texture and color uniformity.

Intellectual property rights may be challenged by third parties and may not exclude competitors from using the same or similar technologies, brands or works. We seek to secure effective rights for our intellectual property but cannot provide assurance that third parties will not successfully challenge, or avoid infringing, our intellectual property rights.

We consider our trademarks to be of material importance to our business plans. The U.S. Patent and Trademark Office has granted us federal registrations for many of our trademarks. Federal registration of trademarks is effective for as long as we continue to use the trademarks and renew their registrations. We do not generally register any of our copyrights with the U.S. Copyright Office but rely on the protection afforded to such copyrights by the U.S. Copyright Act. This law provides protection to authors of original works, whether published or unpublished, and whether registered or unregistered.

We have one current U.S. Patent for decking technology. We intend to maintain our existing patent in effect until it expires as well as to seek additional patents as we consider appropriate.

We enter into confidentiality agreements with our employees and limit access to and distribution of our proprietary information. If it is necessary to disclose proprietary information to third parties for business reasons, we require that such third parties sign a confidentiality agreement prior to any disclosure.

Human Capital

We are committed to furthering our stature as the highest quality, pre-eminent decking brand in the world, while delivering robust value to our shareholders. As we continue to grow, a differentiating factor continues to be the caliber of our talent. The Company embraces a culture of diverse thinking and perspectives. We strive for this by making human capital a key strategic pillar overseen by the Board of Directors and management.

Our focus is to attract, develop and retain a highly engaged and diverse workforce. We accomplish this through broad and transparent employment branding efforts, competitive and equitable compensation philosophies, proactive employee relations, and by offering a work environment with meaningful career growth opportunities.

At December 31, 2022, Trex Residential employed 1,636 full-time employees. Our employees are not covered by collective bargaining agreements. We believe that our relationships with our employees are favorable, and we have not had any serious complaints or claims over the last three years. Our Human Rights Policy sets forth our values related to working conditions and human rights, and it underscores our philosophy about the way we conduct our business. The policy is available at www.trex.com/our-company.

We believe that diversity, equity and inclusion enriches our organization, contributes to our long-term value creation, and fosters an environment of creativity and innovative thinking, which will bring forth new ideas and challenge the status quo. The strategy we have developed aims to advance our efforts to increase the diversity of our workforce, while we continue to be a destination workplace for talent and maximize returns to our shareholders. We are undergoing a new approach for employee communications to further elevate employee engagement while also acting to foster inclusiveness across the organization.

We believe the best candidate or employee is someone who is driven, bold, hard-working, determined and tenacious; embodies our overarching ideals and identity; and who looks, thinks or acts differently than the majority. These differences could be represented by race, ethnicity, gender, or academic and professional backgrounds. When comparing our ethnicity demographics against those in the geographies where we operate, we seek to accurately represent the diversity of our local communities and beyond.

We continue to build our employer brand by accurately and transparently reflecting our work culture to attract candidates with actions that include, but are not limited to:

- Further expanding the number of roles for exclusively Spanish speaking employees while offering English as a second language and Spanish as a second language courses;

- Leveraging large, diverse recruiting platforms to reach broader audiences and increasing our presence at regional universities to recruit interns and new graduates to help further diversify our talent pool;

- Creating a partnership with NW Works (www.nwworks.com), a local nonprofit that provides counseling and employment services to disabled adults in the Winchester, Virginia area, and providing a number of job opportunities for their clients;

- Further developing the Trex culture to improve retention and employee engagement at our manufacturing locations in a variety of ways; and

- Expanding our training department to sharpen our focus on the training and development of our employees.

Trex has taken these steps to ensure all employees feel comfortable, and to ensure that we remain an employer of choice, well-known for both innovation and opportunity. We are also looking to expand our focus on developing our existing employees so that Trex is well prepared for the future and our employees know they can grow with us. In addition, we provide Code of Conduct and Ethics training to our employees. We are planning a refreshed version of our employee survey for the first quarter of 2023.

Our recruitment strategy includes advanced education recruitment and veteran recruitment. We recognize the skills learned through these pursuits align with the skills necessary to be a successful employee, and our active involvement with these recruiting paths offers many opportunities to build partnerships and reach candidate pools at various career stages that are both diverse and geographically varied. The strategy also offers opportunities to partner with organizations that appeal to these talent groups, to increase our employer brand exposure, and to help sustain diversity and recruitment efforts.

As an equal opportunity employer, Trex is committed to providing fair and equitable pay for all employees across the Company. We strive to be an industry leader in terms of hourly wages, salary and total compensation. We use a compensation grade structure as part of our process to determine the appropriate grade level for each position at Trex. As a result, we set the pay range for each position before considering who we might hire to fill that role. In addition, we regularly review our compensation structures for signs of emerging inequities along gender or ethnicity lines as well as market competitiveness.

Corporate Governance

Information related to the Company's governance and related activities and programs may be found in the Company's Definitive Proxy Statement filed on March 22, 2022 in Schedule 14A. Also, a copy of the Company's Code of Conduct and Ethics (Code) is maintained on the Company's web site at www.trex.com/our-company. The Company has a whistle-blowing policy included in its Code that encourages reporting by employees of activities the employee considers illegal or dishonest. Each employee is notified of the whistle-blower policy and a toll-free hotline is provided for reporting issues directly to the Board of Directors and the Company's General Counsel.

Environmental and Occupational Safety

Environmental

The Company has been committed to sustainability since our inception more than 30 years ago, creating eco-friendly products from reclaimed and recycled materials. Trex Residential's high-performance, low-maintenance composite decking is made from 95% recycled and reclaimed materials. The Company's commitment to improving our environmental footprint includes developing and offering more sustainable products to the market as well as advancing sustainability and efficiency in our operations. From continuous improvement in our manufacturing practices that reduce the use of energy to making products using industry leading high levels of reclaimed and recycled materials, the Company is able to improve the use of resources, greenhouse gas emissions, and waste streams. The foundation for our commitment to sustainability includes, but is not limited to:

- Using recycled, reclaimed and other waste resources whenever possible in our manufacturing process;

- Preventing pollution by maintaining environmental management as a core value;

- Reducing waste generated in our manufacturing and business operations;

- Developing and using environmentally acceptable, safe and efficient production methods; and

- Identifying and complying with all legal and statutory requirements.

Our Environmental Policy, located on our web site at www.trex.com/our-company, outlines our commitment to conducting business in an ethical and socially responsible manner that respects the environment.

The Nominating / Corporate Governance Committee of the Board of Directors oversees the Company's environmental, social and governance (ESG) matters that are significant to the Company. Periodically, the Committee reviews the Company's ESG strategy, initiatives and policies and receives updates from the Vice President, Marketing and ESG Development, who oversees the Company's ESG initiatives. Also, environmental matters relevant to the Company's operations are the responsibility of the President and Chief Executive Officer, the President of Trex Residential, the President of Trex Commercial, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Chief Legal Officer and Secretary, and the Vice President, General Counsel and Assistant Secretary.

Trex Residential's proprietary, eco-friendly processing method minimizes greenhouse gas emissions and our bi-coastal factories reduce fuel consumption and CO_2 emissions. We strive to reduce energy use and associated greenhouse gas emissions in Trex manufacturing operations by designing our facilities to run efficiently. In addition, almost 100 percent of our factory runoff and refuse are recycled back into the manufacturing line. Any product that does not meet quality specifications is reprocessed, which eliminates the need for landfill.

The Company's primary resource usage consists of water, natural gas and electricity. The Company develops budgets and plans that improve shareholder return by ensuring the optimal use of each resource, which promotes resource efficiency and minimal waste of the resource. Water management is of critical importance to us. Our Virginia and Nevada manufacturing facilities have closed-loop recirculation systems that run water through multiple cycles of re-use before being returned to the municipal wastewater stream. We prioritize energy savings as part of our ongoing evaluation and optimization of business operations and manufacturing processes. We regularly assess environmental impacts at each stage of our manufacturing process and seek to continually improve our performance. We ensure that all manufacturing facilities meet emission standards for the locality in which they operate and certify to applicable authorities that our emissions are within the relevant locality's standards.

Market Recognition of Trex Brand's Environmental Characteristics

The Company's internal standards for environmental stewardship and product integrity are recognized year-over-year in the marketplace. Trex was named one of 2022's 50 Best U.S. Manufacturers by Industry Week and was named to Forbes' 2021 List of America's Best Mid-Sized Companies – ranking #12 overall on the list of 100 companies. For the 12th consecutive year, in 2022 Trex earned the designation "greenest" decking in the industry by the readers of Green Builder magazine and received the highest score for decking in the Green Builder Media Brand Index. Trex was also honored with the 2022 Green Builder Sustainable Product of the Year for Trex AR Deck Visualizer. In addition, Lifestory Research's America's Most Trusted® survey named Trex America's Most Trusted Outdoor Decking Brand – receiving the only five-star rating in the decking category.

Trex environmental benefits are recognized by the receipt of the Leadership in Energy and Environmental Design (LEED) certification by the United States Green Building Council. Trex Residential decking products meet LEED requirements for builders and our commercial products have contributed to the LEED certifications of some high-profile venues. LEED is a point-based system designed to reward points to building projects that incorporate efficient, and safe eco-friendly products, leading to a building's designation as LEED Silver, Gold or Platinum. Trex Residential decking can add up to five points to a project — four points in the Materials and Resources category for being composed of 95% recycled and reclaimed materials, and one point in the Innovation and Design category. As a U.S. Green Building Council member, Trex works along with council members to transform the way buildings and communities are designed, built and operated with the goal of creating environmentally and socially responsible spaces that improve the quality of life.

Occupational Health and Safety

The health and safety of our employees is our highest priority. We have a strong Environmental, Health and Safety program that focuses on developing and implementing policies and effective safety training programs, as well as performing internal safety assessments to ensure a company-wide culture of safety and accountability.

The Trex Occupational Health and Safety Policy, located on our website at www.trex.com/our-company, sets forth our commitment to sustaining a compliant and safety-conscious work environment, keeping safety at the forefront of our business, and is based on:

- Compliance with statutory, regulatory and other legal requirements;

- A comprehensive understanding of worker expectations;

- Demonstrating employee safety leadership in all processes while striving to consistently improve performance; and

- Tracking company and site level safety performance metrics including common lagging indicators, such as injury rates, but also leading indicators such as safety observations, near-misses, and proactive actions taken at the sites to ensure worker safety.

Each of our manufacturing sites has a dedicated health and safety (EHS) manager and committee. The Site EHS Managers ensure safety is at the forefront of our manufacturing operations every day. Employee representatives on the Site Safety Committee meet monthly to collect, discuss and act upon safety feedback from their colleagues. Our active Site Safety Committees perform safety audits and observations, review and trend all incidents, and participate in all Pre-Startup Safety Reviews and are an example of our robust employee engagement in safety. Long term, the Company is committed to pursuing Occupational Health and Safety Administration Voluntary Protection Program (VPP) recognition and is an active participant in state level VPP development programs. The Company is a member of the Voluntary Protection Program Participants Association, the National Safety Council, and the National Fire Protection Association. Also, we support all EHS staff in becoming Certified Occupational Safety Specialists and obtaining the Certificate for Occupational Safety Managers through programs offered by the Federal Occupational Health and Safety Administration.

Websites and Additional Information

The U. S. Securities and Exchange Commission (SEC) maintains an Internet web site at *www.sec.gov* that contains reports, proxy statements, and other information regarding our Company. In addition, we maintain an Internet corporate web site at www.trex.com/our-company/investor-relations. We make available through our web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file with or furnish such material to the SEC. We do not charge any fees to view, print or access these reports on our web site. The contents of our web site are not a part of this report.

Item 1A. Risk Factors

Through December 30, 2022, our Company operated in two reportable segments, Trex Residential and Trex Commercial. On December 30, 2022, we sold substantially all of the assets of our wholly owned subsidiary and reportable segment, Trex Commercial Products, Inc. As of December 31, 2023, our business is subject to a number of risks, including the following:

Risks Related to the Distribution and Sale of Our Product

Risk	Discussion
Description We may not be able to grow unless we increase market acceptance of our products, compete effectively and develop new products and applications. *Impact* Our failure to compete successfully could have a material adverse effect on the ability of Trex Residential to replace wood products or increase our market share amongst wood-alternative products. • If our Trex Residential products do not meet emerging demands and preferences, we could lose market share, which could have a material adverse effect on our business. • In addition, substantially all of our revenues are derived from sales of our proprietary wood/polyethylene composite material. Although we have developed, and continue to develop, new products made from other materials, if we should experience significant problems, real or perceived, with acceptance of the Trex wood/polyethylene composite material, our lack of product diversification could have a significant adverse impact on our net sales levels.	Our primary competition for Trex Residential products consists of wood products, which constitute a substantial majority of decking, railing, fencing, and deck framing sales. Since composite products were introduced to the market in the late 1980s, their market acceptance has increased. Our ability to grow depends, in part, on our success in continuing to convert demand for wood products into demand for composite Trex Residential products. Many of the conventional lumber suppliers with which we compete have established ties to the building and construction industry and have well-accepted products. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of competitors to develop new alternatives that are more competitive with Trex products. Our ability to identify and respond to emerging consumer demands and preferences for Trex Residential products depends, in part, on how successfully we develop, manufacture and market new products. To increase our market share, we must overcome: • Lack of awareness of the enhanced value of composite products in general and Trex Residential brand products in particular; • Resistance of many consumers and contractors to change from well-established wood products; • Consumer lack of awareness that the greater initial expense of Trex Residential products compared to wood is a one-time cost that is reduced over time as Trex Residential products have lower maintenance costs and a longer life span than wood; • Established relationships existing between suppliers of wood products and contractors and homebuilders;

- Actual and perceived quality issues with first generation composite products; and

- Competition from other wood-alternative manufacturers.

Risk	Discussion
Description	The demand for Trex Residential composite decking and railing products is influenced by the general health of the economy, the level of home improvement activity and, to a much lesser extent, new home construction. These factors are affected by home equity values, credit availability and interest rates, consumer confidence, income and spending habits, employment, inflation and general economic conditions.
The demand for our products is influenced by the home improvement market and could be adversely affected by conditions that negatively impact this market.	
Impact	
We cannot predict conditions that may negatively impact the home remodeling and new home construction environment. Any economic downturn or adverse changes in the home improvement market could reduce consumer income or equity capital available for spending on discretionary items, which could adversely affect the demand for our Trex Residential products.	

Risk	Discussion
Description	Trex Residential sells most of our composite decking and railing products through our network of wholesale distributors who, in turn, sell to retail lumber outlets. Our Trex Residential growth strategy depends on maintaining this network and on our ability to compete with other entities for these channels. In order to successfully compete for wholesaler distributors, dealers and retail lumber outlets, we must accurately assess their customers' needs and preferences.
We may not be able to fully maintain or expand our Trex Residential wholesaler and dealer channels.	
Impact	
If Trex Residential fails to compete successfully for wholesale distributors and dealers, our business could experience material adverse effects, which could negatively impact profitability and cash flows.	

Risk	Discussion
Description	A limited number of our Trex Residential product customers account for a significant percentage of our sales. We expect that a significant portion of our Trex Residential sales will continue to be sold through a small number of customers, and certain customers will continue to account for a significant portion of our sales.
Certain of our Trex Residential product customers account for a significant portion of our sales, and the loss of one or more of these customers could have an adverse effect on our business.	
Impact	
The loss of a significant customer could have a significant negative impact on our business, results of operations and financial condition.	

Risk	Discussion
Description We have limited ability to project inventory build-ups in our Trex Residential distribution channel that can negatively affect our sales in subsequent periods. *Impact* We cannot definitively determine the level of inventory in the Trex Residential distribution channels at any time and, therefore, have limited ability to precisely project inventory build-ups in the Trex Residential two-step distribution channel. Significant increases in inventory levels in the distribution channel without a corresponding change in end-use demand could have an adverse effect on the timing of future sales.	Trex Residential sells most of our composite decking and railing products through our network of wholesale distributors who, in turn, sell to retail outlets. The seasonal nature of, and changing conditions in, our industry can result in substantial fluctuations in inventory levels of Trex Residential products carried in our two-step distribution channel. Because of the seasonal nature of the demand for our products, our distribution channel partners must forecast demand for our products, place orders for the products, and maintain Trex Residential product inventories in advance of the prime deck-building season, which generally occurs in the latter part of the first calendar quarter through the third calendar quarter. Accordingly, our results for the second and third quarters are difficult to predict, and past performance will not necessarily indicate future performance. Inventory levels respond to a number of changing conditions in our industry, including product price increases, increases in the number of competitive producers, the rapid pace of product introduction and innovation, changes in the levels of home-building and remodeling expenditures and the cost and availability of consumer credit.

Risk	Discussion
Description The demand for our Trex Residential products is negatively affected by adverse weather conditions. *Impact* Seasonal, erratic, or prolonged adverse weather conditions may shift sales of Trex Residential products to future periods or decrease overall sales given the limited decking season in many locations, which could have a negative impact on our results of operations and liquidity.	Our Trex Residential products are generally purchased shortly before installation and used in outdoor environments. As a result, there is a correlation between the amount of product we sell and weather conditions during the time they are to be installed. Seasonal, erratic or prolonged adverse weather conditions in certain geographic regions may interfere with ordinary construction, delay projects or lead to cessation of construction involving our products.

Risk	Discussion
Description	Our business depends on the transportation by third parties of both raw materials to us and finished goods to our customers. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel.
We depend on third parties for transportation services and the lack of availability of transportation and/or increases in cost could materially adversely affect our business and operations.	
Impact	
If the required supply of third-party transportation services is unavailable when needed, we may be unable to deliver our products in a timely manner and, therefore, unable to sell our products at full value, or at all. Similarly, if any of these providers were unavailable to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. This could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our financial condition and results of operations. In addition, a material increase in transportation rates or fuel surcharges could have a material adverse effect on our profitability.	

Risks Related to the Manufacture of Our Product

Risk	Discussion
Description	In order to meet Trex Residential customer demand in a timely manner, we must adjust capacity to meet customer needs and provide increased throughput on our existing capacity. Our sourcing team must obtain raw materials on a timely basis at an appropriate volume.
Our Trex Residential business is dependent on consistently producing a product which is available when needed to meet the demands of our customers. As our business grows, we must adjust capacity to meet customer needs and provide increased throughput on our existing capacity.	
Impact	
Our Trex Residential sales growth and profitability could suffer from our failure to effectively pair supply and demand for our products. Our customers' demands for varying quantities of products and delivery items throughout the year, and increased demand year to year, require monitoring and the ability to adjust production in accordance with these demands. Failure to do so can lead to lost or reduced sales and have a negative effect on earnings.	

Risk	Discussion
Description We have made and may continue to make significant capital investments in new and existing manufacturing facilities, and in acquired businesses or operations that may become impaired or obsolete and result in a charge to our earnings. *Impact* Our ability to achieve the expected benefits from our capital investments, such as increased production, improved efficiency, cost savings, or diversification into new product markets, is subject to estimates and assumptions, including economic, competitive, consumer preference, and other uncertainties. If the actual results differ from our estimates and assumptions, we may not achieve the benefits from the investments within the estimated time frame or not at all, which could adversely affect our financial condition and results of operations. In addition, our acquisitions have resulted in, and may in the future result in, the recognition of goodwill. The recognition of goodwill may result in an impairment charge to our earnings if circumstances change and reduce the fair value of the goodwill acquired below its carrying amount.	We have made and may continue to make significant investments in new manufacturing facilities, upgrading our existing facilities and acquiring businesses or operations. These investments sometimes involve the implementation of new technologies and replacement of existing equipment. While we anticipate that these investments will increase production, improve efficiency, achieve cost savings or allow us to diversify into new product markets, we cannot be certain we will realize the benefits of these initiatives when anticipated or at all. Failure to achieve the expected benefits from our investments may result in reduced cash flows in future periods, obsolete or impaired assets, and charges to our earnings.

Risk	Discussion
Description Our prospects for sales growth and profitability may be adversely affected if we fail to maintain product quality and product performance at an acceptable cost. *Impact* If we are unable to produce high-quality products at standard manufacturing rates and yields, unit costs may be higher. A lack of product performance could impede acceptance of our products in the marketplace and negatively affect our profitability. Future increases to our Trex Residential warranty reserve could have a material adverse effect on our profitability and cash flows.	In order to expand our net sales and sustain profitable operations we must maintain the quality and performance of our products. Trex Residential continues to receive and settle claims and maintain a warranty reserve related to decking product produced at our Nevada facility prior to 2007 that exhibits surface flaking. We have limited our financial exposure by settling a nationwide class action lawsuit that provides that a consumer's remedy is limited to the replacement of product and a partial labor reimbursement. However, because the establishment of reserves is an inherently uncertain process involving estimates of the number of future claims and the average cost of claims, our ultimate losses may differ from our warranty reserve. Increases to the warranty reserve and payments for related claims have had a material adverse effect on our profitability and cash flows.

In the event lawsuits relating to alleged product quality issues are brought against us in the future, such lawsuits may be costly and could cause adverse publicity, which in turn could result in a loss of consumer confidence in our products and reduce our sales. Product quality claims could increase our expenses, have a material adverse effect on demand for our products and decrease net sales, net income and liquidity.

A number of class action lawsuits alleging defects in our products have been brought against us, all of which have been settled.

Risk	Discussion

Description

Our business is subject to risks in obtaining the raw materials we use.

Impact

Our business could suffer from the termination of significant sources of raw materials, the payment of higher prices for raw materials, the quality of available raw materials, or from the failure to obtain sufficient additional raw materials to meet planned increases in production.

The manufacture of our Trex Residential composite decking and railing products requires substantial amounts of wood fiber and scrap polyethylene. Our business strategy is to create a substantial cost advantage over our competitors by using scrap polyethylene. Our ability to obtain adequate supplies of wood fiber and scrap polyethylene depends on our success in developing new sources that meet our quality requirements, maintaining favorable relationships with suppliers and managing the collection of supplies from geographically dispersed locations. In addition to wood fiber and scrap polyethylene, we also use a small percentage of other materials in making our products, which are sometimes subject to volatility in supply and could negatively affect our profitability.

Risk	Discussion

Description

Periods of significant or prolonged inflation could affect our ability to obtain raw materials and transportation at acceptable prices and may negatively impact our profitability.

Impact

In a competitive environment, we may be unable to increase prices of our products to offset higher costs resulting from significant or prolonged inflationary pressures, which could have a material adverse effect on our business, financial condition, and operating results. In addition, periods of sustained or rapidly increasing inflation may result in decreased spending in the residential and commercial markets and reduce demand for our products, which could further adversely impact our business.

Our business may be directly affected by significant or prolonged inflationary pressures on raw materials and transportation. We will look to offset increased input costs through cost reduction projects, purchasing strategies, and increased production efficiencies and improvement opportunities to enhance our margins. Specifically, our efforts would primarily center on increased automation, modernization, enhanced energy efficiency and improvements to raw material processing. To the extent that these actions would not offset the impact of inflation we would seek to increase the price of our products to our customers.

At the same time, we would expand our marketing campaigns, including campaigns to highlight the advantages of Trex Residential decking over wood, as well as campaigns focused on innovation and new product development that further strengthens our consumer brand and distribution advantages.

In general, we believe that an effect of inflation would be a short-term disruption and that, over time, we would offset increased input costs through cost reduction projects, purchasing strategies, and increased production efficiencies and improvement opportunities to enhance our margins. In addition, we would be able to increase prices to counteract the majority of any inflationary effects of increasing costs and to generate sufficient cash flows to maintain our productive capability.

Risk	Discussion
Description Labor shortages or increases in labor costs could adversely impact our business and results of operations. *Impact* We rely heavily on our employees and any shortage of qualified labor could adversely affect our business. If we are not successful in our recruiting and retention efforts, we could encounter a shortage of qualified employees in future periods. Any such shortage would decrease our ability to produce sufficient quantities of our product to serve our customers effectively. Such a shortage may also require us to pay higher wages for employees and incur a corresponding reduction in our profitability.	Labor is one of the primary components of our production process. Our success is dependent upon recruiting qualified employees to manufacture our product. Our future success depends on, among other things, our ability to identify, attract, hire, train, retain and motivate operational personnel on a timely basis as we continue our pace of growth. If we fail to do so, our ability to maintain and grow our business could be adversely impacted. Further, improvements in the economy and labor markets could impact our ability to attract and retain key personnel.

Risks Related to the Availability of Capital

Risk	Discussion
Description Our ability to continue to obtain financing on favorable terms, and the level of any outstanding indebtedness, could adversely affect our financial condition and ability to compete. *Impact* Our ability to make future principal and interest payments, borrow and repay amounts under our senior credit facility and continue to comply with our loan covenants will depend primarily on our ability to generate sufficient cash flow from operations. Our failure to comply with our loan covenants might cause our lenders to accelerate our repayment obligations under our senior credit facility, which may be declared payable immediately based on a default.	Our ability to continue to obtain financing on favorable terms may limit our discretion on some business matters, which could make it more difficult for us to expand, finance our operations and engage in other business activities that may be in our interest. In addition, our senior credit facility may impose operating and financial restrictions. At certain periods during the year, we may borrow significant amounts on our senior credit facility for working capital purposes. In addition, we may borrow on the senior credit facility to pursue strategic opportunities or other general business matters. Accordingly, our future level of indebtedness and the terms of our borrowings could have important consequences.

Risks Related to Other Matters

Risk	Discussion
Description Our business, results of operations and financial condition may be disrupted and adversely affected by global public health pandemics or geopolitical conflicts. *Impact* If our employees or the employees of our suppliers or transportation providers are unable to work because of illness related to a global public health pandemic, or if we or our suppliers or transportation providers are forced to temporarily cease operations, either on a voluntary or mandatory basis, then we may have a period of reduced operations and be unable to supply our customers in a timely manner, which could have a material negative impact on our business. If geopolitical conflicts disrupt the operations of our distributors and retail outlets or negatively impacts economies in the United States, Canada and the rest of the world, our business, results of operations and financial condition may be adversely affected.	Our business, results of operations and financial condition may be adversely affected if a global public health pandemic interferes with the ability of our employees, suppliers and other business partners to perform their respective responsibilities and obligations relative to the conduct of our business. We monitor the outbreak of any global public health pandemic or global political conflicts and evaluate the impact on our business as information emerges. The extent to which the impact of a global public health pandemic or a continuing global political conflict may have on our business, supply chains, commodity and fuel prices, and prices of raw materials will depend on future developments, which may be highly uncertain and cannot be predicted.

Risk	Discussion
Description Climate change and legal or regulatory responses thereto may have a long-term adverse impact on our business and results of operations. *Impact* There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns and an increase in the frequency, duration, and severity of natural disasters. In addition, the increasing concern over climate change may result in additional laws or regulations designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment that could negatively impact our financial condition and results of operations.	We continue to strive to minimize the environmental impact of Trex operations, remain one of the largest recyclers of polyethylene in the U.S. and continue to benefit from increasing consumer interest in our environmentally friendly composite product offerings that leverage recycled and reclaimed materials. Any significant changes in weather patterns or increases in the frequency, duration and severity of natural disasters are beyond our control and could disrupt our supply chain, increase our product costs, impact demand for our product, or impair our ability to deliver product to our customers. In addition, we cannot predict what environmental legislation or regulations will be enacted in the future related to climate issues, or how existing or future laws or regulations will be administered or interpreted. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures. Any increased energy or compliance costs and expenses may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products.

Risk	Discussion
Description Cyberattacks and other security breaches could compromise our proprietary and confidential information which could harm our business and reputation. *Impact* While we have certain safeguards in place to reduce the risk of and detect cyber-attacks, our information technology networks and infrastructure may be vulnerable to unpermitted access by hackers or other breaches, or employee error or malfeasance. Any such compromise of our data security and access to, or public disclosure or loss of, confidential business or proprietary information could disrupt our operations, damage our reputation, provide our competitors with valuable information and subject us to additional costs, which could adversely affect our business.	In the ordinary course of our business, we generate, collect and store confidential and proprietary information, including intellectual property, business information and employee data. The secure storage, maintenance, and transmission of and access to this information is important to our operations and reputation. Computer hackers may attempt to penetrate our computer systems and, if successful, misappropriate our proprietary and confidential information including e-mails and other electronic communications. In addition, an employee, contractor, competitor, or other third party with whom we do business may attempt to obtain such information and may purposefully or inadvertently cause a breach involving such information. We also collect limited information on consumers. Although we do not collect any highly sensitive information, there is a risk that a cybersecurity attack could compromise consumer's names, addresses and other personal information. Proactive measures that reduce our risk of a cybersecurity incident include: • Maintaining cybersecurity insurance to protect against risks related to cyber-attacks and other security breaches. • Partnering with an enterprise grade security solutions integrator (SSI) that leverages deep industry expertise to help us build and run holistic cybersecurity programs designed to reduce our overall risk profile. The SSI performs regular audits to evaluate our current security posture and prioritize our improvement plans. • Implementing an information security training and compliance program for employees. We test our employees monthly with simulated "phishing" attacks. Additionally, we run annual security awareness video training programs and occasional ad hoc awareness sessions as needed. Despite these proactive measures, there is no guarantee that these measures will prevent a cybersecurity incident.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own and lease certain properties, as noted in the below table:

	Square Footage/ Acres	Leased / Owned	Lease Expiration Dates	Location	Purpose
Corporate Headquarters	39,250 SF	Leased	2023	Virginia	Office Space
Corporate Headquarters	8 Acres	Owned	N/A	Virginia	Land
Trex Residential	1,734,589 SF	Leased	2023 – 2028	Virginia / Nevada/ Arkansas	Warehouse, Research and Development, Storage, Training and Manufacturing Facilities
Trex Residential	1,202,660 SF / 455 Acres	Owned	N/A	Virginia / Nevada / Arkansas	Manufacturing Facilities, Storage and Office Space

We regularly evaluate our various facilities and equipment and make capital investments where necessary. In 2022, we spent a total of $176.2 million on capital expenditures, primarily at our Trex Residential facilities, including $85.7 million related to construction of our Arkansas facility, $39.2 million related to general plant cost reduction initiatives at our Virginia and Nevada facilities, $19.1 million related to our new corporate office development, and $17.6 million for general support, safety and environmental initiatives.

In October 2021, we announced plans to add a third U.S.-based Trex Residential manufacturing facility located in Little Rock, Arkansas, that will sit on approximately 300 acres of land. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. Construction began on the new facility in the second quarter of 2022, and in July 2022, we entered into a design-build agreement. As previously announced, we anticipate spending approximately $400 million on the facility and the budget for the design-build agreement is contained within this amount. Construction for the new facility will be funded primarily through our ongoing cash generation or our line of credit.

For information about our leases, see Note 10 to our Consolidated Financial Statements appearing elsewhere in this report. The equipment and machinery we use in our operations consist principally of plastic and wood conveying and processing equipment. We own all of our manufacturing equipment. We lease some equipment, primarily forklifts, at our facilities under operating leases.

Item 3. Legal Proceedings

The Company has lawsuits, as well as other claims, pending against it which are ordinary routine litigation and claims incidental to the business. Management has evaluated the merits of these lawsuits and claims and believes that their ultimate resolution will not have a material effect on the Company's consolidated financial condition, results of operations, liquidity or competitive position.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Stock

Our common stock has been listed on the New York Stock Exchange (NYSE) since April 8, 1999. Effective November 23, 2009, our common stock is listed under the symbol "TREX".

Dividend Policy

We have never paid cash dividends on our common stock and our credit agreement places limitations on our ability to pay cash dividends. We intend to retain future earnings to finance the development and expansion of our business or the repurchase of our common shares and, therefore, have no current intention to pay cash dividends. However, we reconsider our dividend policy on a regular basis and may determine to pay dividends in the future.

Issuer Purchases of Equity Securities

The following table provides information relating to the purchases of our common stock during the three months ended December 31, 2022 in accordance with Item 703 of Regulation S-K:

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit) ($)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum number of Shares (or Units) that May Yet Be Purchased Under the Plan or Program
October 1, 2022 – October 31, 2022	578,753	$44.45	578,753	2,049,914
November 1, 2022 – November 30, 2022	581,103	$42.33	573,600	1,476,314
December 1, 2022 – December 31, 2022	2,418	$42.33	—	1,476,314
Quarter ended December 31, 2022	1,162,274		1,152,353	

(1) During the three months ended December 31, 2022, 9,921 shares were withheld by, or delivered to, the Company pursuant to provisions in agreements with recipients of restricted stock granted under the Company's 2014 Stock Incentive Plan allowing the Company to withhold, or the recipient to deliver to the Company, the number of shares having the fair value equal to tax withholding due.

(2) On February 16, 2018, the Company's Board of Directors authorized a common stock repurchase program of up to 11.6 million shares of the Company's outstanding common stock (Stock Repurchase Program). The Stock Repurchase Program was publicly announced on February 21, 2018. The Company repurchased 1,152,353 shares of its common stock under the Stock Repurchase Program during the three months ended December 31, 2022.

Stockholder Return Performance Graph

The following graph and table show the cumulative total stockholder return on the Company's common stock for the last five fiscal years compared to the Russell 2000 Index and the Standard and Poor's 600 Building Products Index (S&P 600 Building Products). The graph assumes $100 was invested on December 31, 2017 in (1) the Company's common stock, (2) the Russell 2000 Index and (3) the S&P 600 Building Products and assumes reinvestment of dividends and market capitalization weighting as of December 31, 2018, 2019, 2020, 2021, and 2022.

Comparison of Cumulative Total Return

Among Trex Company, Inc., Russell 2000 Index, and S&P 600 Building Products Index



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Trex Company, Inc.	$100.00	$109.52	$165.83	$308.93	$498.27	$156.20
Russell 2000 Index	$100.00	$ 88.99	$111.71	$134.01	$154.09	$122.60
S&P 600 Building Products	$100.00	$ 79.21	$112.63	$141.98	$176.33	$146.09

Other Stockholder Matters

As of February 6, 2023, there were approximately 142 holders of record of our common stock, although we believe that there are a significantly larger number of beneficial owners of our common stock.

In 2022, we submitted to the NYSE in a timely manner the annual certification that our Chief Executive Officer was not aware of any violation by us of the NYSE corporate governance listing standards.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding our expected financial position and operating results, our business strategy, our financing plans, forecasted demographic and economic trends relating to our industry and similar matters are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "intend" or similar expressions. We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from our expectations because of various factors, including the factors discussed under "Item 1A. Risk Factors." These statements are also subject to risks and uncertainties that could cause the Company's actual operating results to differ materially. Such risks and uncertainties include, but are not limited to, the extent of market acceptance of the Company's current and newly developed products; the costs associated with the development and launch of new products and the market acceptance of such new products; the sensitivity of the Company's business to general economic conditions; the impact of seasonal and weather-related demand fluctuations on inventory levels in the distribution channel and sales of the Company's products; the availability and cost of third-party transportation services for the Company's products and raw materials; the Company's ability to obtain raw materials, including scrap polyethylene, wood fiber, and other materials used in making our products, at acceptable prices; increasing inflation in the macro-economic environment; the Company's ability to maintain product quality and product performance at an acceptable cost; the Company's ability to increase throughput and capacity to adequately match supply with demand; the level of expenses associated with product replacement and consumer relations expenses related to product quality; the highly competitive markets in which the Company operates; cyber-attacks, security breaches or other security vulnerabilities; the impact of upcoming data privacy laws and the EU General Data Protection Regulation and the related actual or potential costs and consequences; material adverse impacts from global public health pandemics and geopolitical conflicts; and material adverse impacts related to labor shortages or increases in labor costs.

OVERVIEW

The following MD&A is intended to help the reader understand the operations and current business environment of the Company. The MD&A is provided as a supplement to — and should be read in conjunction with — our Consolidated Financial Statements and the accompanying notes thereto contained in "*Item 8. Financial Statements and Supplementary Data*" of this report. MD&A includes the following sections:

- *Our Business* — a general description of our business, a brief overview of our reportable segments' products, and operational and financial highlights for the twelve months ended December 31, 2022.

- *Critical Accounting Policies and Estimates* — a discussion of accounting policies that require critical judgments and estimates.

- *Results of Operations* — an analysis of our consolidated results of operations for 2022 and 2021 and year-to-year comparisons. An analysis of our consolidated results of operations for 2021 and 2020 and year-to-year comparisons between 2021 and 2020 can be found in MD&A in Part II, Item 7 of the Company's Form 10-K for the year ended December 31, 2021.

- *Liquidity and Capital Resources* — an analysis of cash flows, contractual obligations, and a discussion of our capital and other cash requirements.

OUR BUSINESS

General. The Company is the world's largest manufacturer of high-performance, low-maintenance wood-alternative decking and residential railing and outdoor living products and accessories, marketed under the brand name Trex®, with more than 30 years of product experience. A majority of our products are manufactured in a proprietary process that combines reclaimed wood fibers and recycled polyethylene. The Company is focused on using renewable resources within our Trex Residential segment. Also, through December 30, 2022, the Company provided custom-engineered commercial railing and staging systems for the commercial and multi-family market, including sports stadiums and performing arts venues. During the three years in the period ended December 31, 2022, the Company operated in two reportable segments: Trex Residential Products (Trex Residential), the Company's principal business based on net sales, and Trex Commercial Products (Trex Commercial). On December 30, 2022, we completed the sale of substantially all of the assets of our wholly-owned subsidiary and reportable segment, Trex Commercial.

Outdoor living remains one of the fastest growing categories within the repair and remodel sector, and the strength of the Trex Residential brand coupled with our expanded manufacturing capacity, our key competitive advantages, help us to effectively unlock potential market share and drive long term growth. We continue to benefit from increasing consumer interest in our environmentally friendly, low maintenance product portfolio that transforms and enhances the outdoor living experience.

We remain focused on ensuring the capacity to service our Trex Residential channel partners is aligned with both current demand and expected future growth. In October 2021, we announced plans to add a third U.S.-based Trex Residential manufacturing facility located in Little Rock, Arkansas, that will sit on approximately 300 acres of land. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. Construction began in the second quarter of 2022, and in July 2022, we entered into a design-build agreement. As previously announced, we anticipate spending approximately $400 million on the facility and the budget for the design-build agreement is contained within this amount. Construction will be funded primarily through our ongoing cash generation or our line of credit.

We continue to focus on cost reduction projects and identifying continuous improvement opportunities to enhance our margins. Specifically, our efforts are primarily centered on increased automation, modernization, enhanced energy efficiency and improvements to raw material processing. At the same time, we intend to expand our marketing campaigns, continue highlighting the advantages of Trex Residential decking over wood, as well as focusing on innovation and new product development to further strengthen our consumer brand and distribution advantages. These initiatives should help drive continued topline and profit growth and accelerated market share conversion.

Trex Residential is the world's largest manufacturer of wood-alternative composite decking and railing products marketed under the brand name Trex® and manufactured in the United States. We offer a comprehensive set of aesthetically pleasing, high-performance, low maintenance, eco-friendly products in the decking, railing, fencing, cladding and outdoor lighting categories. We believe that the range and variety of our products allow consumers to design much of their outdoor living space using Trex brand products.

We offer the following composite decking and railing products through Trex Residential:

Decking and Accessories	Trex Transcend® Lineage™ decking
	Trex Transcend® decking
	Trex Signature® decking
	Trex Select® decking
	Trex Enhance® decking
	Trex Hideaway® hidden fastening system
	Trex DeckLighting™ outdoor lighting system
Railing	Trex Transcend Railing
	Trex Select Railing
	Trex Signature® aluminum railing
Fencing	Trex Seclusions® fencing product

Trex Commercial offered modular and architectural railing and staging systems and solutions for the commercial and multifamily market, including sports stadiums and performing arts venues.

Operational Highlights:

Sale of Substantially All of the Assets of Trex Commercial Products, Inc. On December 30, 2022, we completed the sale of substantially all of the assets of our wholly-owned subsidiary and reportable segment, Trex Commercial, for net proceeds of $7.3 million. The divestiture of Trex Commercial reflects our decision to focus on driving the most profitable growth strategy for the Company and its shareholders through the execution of our outdoor living strategy. With the sale complete, we will dedicate our resources to accelerating conversion to composites from wood and further strengthen our leadership position in the outdoor living category. The divestiture did not represent a strategic shift with a major effect on the Company's operations and financial results. As such, the results of operations of Trex Commercial are consolidated in the Company's results of operations for the year ended December 31, 2022, through the date of sale. Refer to Note 17, Segment Information, for additional information on the Trex Commercial segment.

Trex Residential New Product. On May 16, 2022, we announced the expansion of our premium Trex Residential decking line with the introduction of Transcend® Lineage™. The new Transcend Lineage boards feature an elevated aesthetic with subtle, elegant graining, available in two new color options that expand the Transcend collection with nature-inspired tones and texturing that today's homeowners are seeking. Like all Trex Residential decking, Lineage boards are made primarily from recycled and reclaimed content and engineered with a proprietary, high-traffic formulation and ultra-durable integrated shell. Transcend Lineage decking launched in mid-May and will be sold nationwide through Trex Residential dealers and major home centers. Production and sale of the new Transcend Lineage boards began in May 2022.

Trex Residential Arkansas Manufacturing Facility. Construction began on the new Trex Residential manufacturing facility located in Arkansas in the second quarter 2022. The new campus will sit on approximately 300 acres of land and will address increased demand for Trex Residential outdoor living products. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. In July 2022, the Company entered into a design-build agreement and, as previously announced, anticipates spending approximately $400 million on the facility. The budget for the design-build agreement is contained within this amount.

Trex Residential NexTrex® Grassroots Movement. In August 2022, Trex Residential launched its NexTrex Grassroots Movement to broaden its recycling initiative to enlist communities and organizations to partner in its robust recycling efforts. The initiative provides a turnkey framework for municipalities, universities, nonprofits and other qualifying businesses to serve as centralized drop-off locations for recycling polyethylene plastic film while earning funds for their organizations. Organizations approved for participation in the NexTrex program can earn funding by serving as drop-off locations where community members can recycle their discarded plastic film packaging. Each grassroots partner is equipped with a baler, which is housed on site for use in bundling and weighing recycled plastic material. Trex will pick up and transport the material to its manufacturing facilities in Virginia or Nevada, where it will begin its new life as high-performance Trex Residential composite decking.

Trex Residential Earns Top Honors in Builder Brand Use Study. For the fourth time in the 15-year history of the Builder Brand Use Study, we earned top honors across all of the measured criteria for the Composite/PVC Decking category and outperformed all other brands in the Deck Railing category as well. The annual Builder Brand Use Study measures the attitudes of builders, developers, and contractors toward the products they recognize, use, and trust. The results of this year's study are based on input from more than 850 building professionals who, for the 15th consecutive year, voted Trex #1 for "brand familiarity," "brand used during the past two years," and "brand used most" in the Composite/PVC Decking category. Trex also secured top honors for the same criteria in the Deck Railing category. Additionally, Trex received the highest score for "Product Quality" among the 27 composite and PVC decking brands included in the study.

Publication of 2021 Environmental, Social and Governance Report. On June 23, 2022, we published its 2021 Environmental, Social and Governance (ESG) report. The annual ESG report highlights how we are "Building a Better Tomorrow Together" through a broad spectrum of initiatives to address its most material ESG priorities. Highlights include:

- Investing to reduce environmental impact and advance sustainability;

- Prioritizing employee safety and career growth;

- Nurturing a diverse, equitable and inclusive workplace;

- Conducting business responsibly through strong governance and ethics; and

- Adding value to the communities where we operate.

Strategic Investments. During 2022, we made strategic investments to enhance the support of our Trex Residential brand and channel partners, including the debut of our new "We See It Too" marketing campaign. We also launched Trex Academy, an online multimedia content hub dedicated to helping the Trex Residential Do-It-Yourself customer bring their deck dreams to life by providing how-to content.

Russian Invasion of Ukraine. The conflict between Russia and Ukraine has not directly affected our business and results of operations. We have no operations in Russia or Ukraine but continue to monitor the potential economic impact of the conflict on supply chains, commodity and fuel prices, and prices of raw materials. We cannot predict the impact of the continued conflict on the global economy, our industry or our business.

Highlights and Financial Performance for the Twelve Months Ended December 31, 2022:

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
(000s omitted, except per share data)				
Net sales	$1,106,043	$1,196,952	$(90,909)	(7.6)%
Gross profit	$ 403,989	$ 460,504	$(56,515)	(12.3)%
Net income	$ 184,626	$ 208,737	$(24,111)	(11.6)%
EBITDA	$ 291,033	$ 311,322	$(20,289)	(6.5)%
Diluted earnings per share	$ 1.65	$ 1.80	$ (0.15)	(8.3)%

Capital expenditures. In 2022, we spent a total of $176.2 million on capital expenditures, primarily at our Trex Residential facilities, including $85.7 million related to construction of our Arkansas facility, $39.2 million related to general plant cost reduction initiatives at our Virginia and Nevada facilities, $19.1 million related to our new corporate office development, and $17.6 million for general support, safety and environmental initiatives.

Repurchase of common shares. We repurchased 6.5 million shares of our outstanding common stock in 2022 under our Stock Repurchase Program.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements appearing elsewhere in this report. Our critical accounting estimates include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly affect our financial results under different assumptions and conditions. We prepare our financial statements in conformity with accounting principles generally accepted in the United States. As a result, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

Product Warranty. We warrant that for the applicable warranty period our Trex Residential products, when properly installed, used and maintained, will be free from material defects in workmanship and materials and our decking, cladding, fascia and railing products will not split, splinter, rot or suffer structural damage from termites or fungal decay.

Products sold on or after January 1, 2023: The warranty period for residential use is 50 years for Transcend® decking, 35 years for Select® decking and Universal Fascia, and 25 years for Enhance® decking and Transcend, Select, Enhance and Signature® railing. The warranty period for commercial use is 10 years, excluding Signature railing and Transcend cladding, which each have a warranty period of 25 years. We further warrant that Trex Transcend, Trex Enhance and Trex Select decking and cladding and Universal Fascia products will not fade in color from light and weathering exposure more than a certain amount and will be resistant to permanent staining from food and beverage substances or mold and mildew, provided the stain is cleaned within seven days of appearance, for the warranty period referred to above. If there is a breach of such warranties, we have an obligation either to replace the defective product or refund the purchase price.

Products sold prior to January 1, 2023: The warranty period is 25 years for residential use and 10 years for commercial use. With respect to Trex Signature railing, the warranty period is 25 years for both residential and commercial use. We further warrant that Trex Transcend, Trex Enhance, Trex Select and Universal Fascia products will not fade in color more than a certain amount and will be resistant to permanent staining from food substances or mold, provided the stain is cleaned within seven days of appearance, for the warranty period referred to above. If there is a breach of such warranties, we have an obligation either to replace the defective product or refund the purchase price.

We continue to receive and settle claims for Trex Residential products manufactured at our Nevada facility prior to 2007 that exhibit surface flaking and maintain a warranty reserve to provide for the settlement of these claims. Estimating the warranty reserve for surface flaking claims requires management to estimate (1) the number of claims to be settled with payment and (2) the average cost to settle each claim.

To estimate the number of surface flaking claims to be settled with payment, we utilize actuarial techniques to quantify both the expected number of claims to be received and the percentage of those claims that will ultimately require payment (collectively, elements). Estimates for these elements are quantified using a range of assumptions derived from claim count history and the identification of factors influencing the claim counts. The cost per claim varies due to a number of factors, including the size of affected decks, the availability and type of replacement material used, the cost of production of replacement material and the method of claim settlement.

We monitor surface flaking claims activity each quarter for indications that our estimates require revision. Typically, a majority of surface flaking claims received in a year are received during the summer outdoor season, which spans the second and third quarters. It has been our practice to utilize the actuarial techniques discussed above during the third quarter, after a significant portion of all claims has been received for the fiscal year and variances to annual claims expectations are more meaningful.

The number of incoming claims received in the year ended December 31, 2022 was significantly lower than the number of claims received in the year ended December 31, 2021, and lower than our expectations for 2022. Average cost per claim experienced in the year ended December 31, 2022 was significantly higher than that experienced in the year ended December 31, 2021, and higher than our expectations for 2022. The elevated average cost per claim experienced in the year ended December 31, 2022, was primarily the result of the closure of three large claims, which were considered in our estimation of the surface flaking reserve. We believe the reserve at December 31, 2022 is sufficient to cover future surface flaking obligations.

Our analysis is based on currently known facts and a number of assumptions, as discussed above, and current expectations. Projecting future events such as the number of claims to be received, the number of claims that will require payment and the average cost of claims could cause the actual warranty liabilities to be higher or lower than those projected, which could materially affect our financial condition, results of operations or cash flows. We estimate that the annual number of claims received will continue to decline over time and that the average cost per claim will increase slightly, primarily due to inflation. If the level of claims received or average cost per claim differs materially from expectations, it could result in additional increases or decreases to the warranty reserve and a decrease or increase in earnings and cash flows in future periods. We estimate that a 10% change in the expected number of remaining claims to be settled with payment or the expected cost to settle claims may result in approximately a $1.6 million change in the surface flaking warranty reserve.

The following table details surface flaking claims activity related to our residential product warranty:

	Year Ended December 31,		
	2022	2021	2020
Claims unresolved beginning of period	1,759	1,799	1,724
Claims received (1)	592	894	1,441
Claims resolved (2)	(622)	(934)	(1,366)
Claims unresolved end of period	1,729	1,759	1,799
Average cost per claim (3)	$4,987	$3,519	$ 3,390

(1) Claims received include new claims received or identified during the period.
(2) Claims resolved include all claims settled with or without payment and closed during the period.
(3) Average cost per claim represents the average settlement cost of claims closed with payment during the period.

For additional information about product warranties, see Notes 2 and 19 to the Consolidated Financial Statements appearing elsewhere in this report.

Goodwill. We evaluate the recoverability of goodwill in accordance with Accounting Standard Codification (ASC) Topic 350, "*Intangibles—Goodwill and Other*," annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. We evaluate the recoverability of goodwill at the reporting unit level. Through December 30, 2022 and during the two years ended December 31, 2021, we determined that the Company had three reporting units: a residential reporting unit in the Trex Residential reportable segment, and a commercial railing reporting unit and a staging reporting unit in the Trex Commercial reportable segment. We completed the sale of our wholly-owned subsidiary, Trex Commercial Products, Inc., on December 30, 2022. Trex Commercial Products, Inc. had been a reportable segment of the Company. Goodwill is considered impaired when the carrying amount of a reporting unit exceeds its fair value, and an impairment loss is recognized in an amount equal to that excess but limited to the total amount of goodwill allocated to that reporting unit. We first assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. Qualitative factors we consider include events and circumstances such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant Company-specific events. We evaluate, based on the weight of evidence, the significance of all identified events and circumstances in the context of determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Weighing the effect of various positive and negative factors is challenging and requires the use of significant judgment. The weight we place on each factor depends on certain conditions, including uncertainty about future events. If different conditions exist in future periods, future impairment charges could result.

If the qualitative assessment indicates that the carrying amount of the reporting unit exceeds its fair value, including goodwill, we are then required to perform a quantitative goodwill impairment test. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. If the carrying amount of a reporting unit is in excess of the estimated fair value of that reporting unit, a goodwill impairment charge is recognized in the amount by which the reporting unit's carrying amount exceeds its fair value, but not to exceed the total goodwill assigned to the reporting unit.

We measure the fair value of a reporting unit based on a combination of the Income Approach (i.e., the Discounted Cash Flow Method) and a Market Approach. The Discounted Cash Flow Method is a multiple period discounting model in which the fair value of the reporting units are determined by discounting the projected free cash flows using an appropriate discount rate and indicates the fair value of the reporting units based on the present value of the cash flows that the reporting unit is expected to generate in the future. Significant estimates in the Discounted Cash Flow Method include: the weighted average cost of capital (or discount rate); long-term rate of growth and profitability of the business (residual growth rate); and working capital effects. The Market Approach uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets and liabilities, such as a business. Significant estimates in the Market Approach model may include identifying appropriate market multiples and assessing earnings before interest, income taxes, depreciation and amortization (EBITDA) in estimating the fair value of the reporting units. The use of different assumptions, estimates or judgements, including estimated future cash flows and the discount rate used to discount estimated cash flows to their net present value, could materially increase or decrease the fair value of the reporting unit and impact our assessment of any goodwill impairment charges. Also, if different conditions exist in future periods, future impairment charges could result.

Revenue Recognition

Trex Residential Products

Trex Residential principally generates revenue from the manufacture and sale of its high-performance, low-maintenance, eco-friendly outdoor living products, consisting of composite decking and railing products, hidden fasteners, and a broad offering of outdoor living accessories. Substantially all of its revenues are from contracts with customers, which are individual customer purchase orders of short-term duration of less than one year. Trex Residential satisfies its performance obligations at a point in time. The shipment of each product is a separate performance obligation as the customer is able to derive benefit from each product shipped and no performance obligation remains after shipment. Upon shipment of the product, the customer obtains control over the distinct product and Trex Residential satisfies its performance obligation. Any performance obligation that remains unsatisfied at the end of a reporting period is part of a contract that has an original expected duration of one year or less. Any variable consideration related to the unsatisfied performance obligation is allocated wholly to the unsatisfied performance obligation and recognized when the product ships and the performance obligation is satisfied and is included in "Accrued expenses and other liabilities, Sales and marketing" in Note 8 to the Consolidated Financial Statements presented in this Form 10-K.

Trex Residential may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, based on direct sales to the customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as a reduction of revenue in the period in which the change occurs under the cumulative catch-up method. Should estimates change or prove to have been incorrect, it could negatively affect our results of operations and financial condition. In addition to sales incentive programs, Trex Residential may offer payment discounts. It estimates the payment discount that it believes will be taken by the customer based on prior history using the most-likely-amount method of estimation.

Trex Commercial Products

Trex Commercial generated revenue from the manufacture and sale of its custom, modular and architectural railing and staging systems. All of its revenues were from fixed-price contracts with customers. Trex Commercial contracts had a single performance obligation as the promise to transfer the individual goods or services was not separately identifiable from other promises in the contract and was, therefore, not distinct.

Trex Commercial satisfied its performance obligation over time as work progressed because control was transferred continuously to its customers. Revenue and estimated profit were recognized over time based on the proportion of actual costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the performance obligation. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Incurred costs included all direct material, labor, subcontract and certain indirect costs. The Company reviewed and updated its estimates regularly and recognized adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on revenue and estimated profit to date on a contract is recognized in the period the adjustment is identified. If at any time the estimate of contract profitability indicated an anticipated loss on the contract, the Company recognized the total loss in the period it was identified. During the year ended December 31, 2022, no adjustment to any one contract was material to the Company's Consolidated Financial Statements and no material impairment loss on any contract was recorded.

RESULTS OF OPERATIONS

General. Our results of operations are affected by a number of factors, including, but not limited to, the cost to manufacture and distribute products, cost of raw materials, inflation, interest rates, consumer spending and preferences, the impact of any supply chain disruptions, economic conditions, and any adverse effects from global health pandemics and geopolitical conflicts.

Strong sales growth in the first and second quarters of 2022 reflected an increase in Trex Residential net sales driven by pricing actions taken in 2021 and 2022, volume growth that continued to reflect strong secular trends in the outdoor living category, continued execution of our wood-to-composite market strategy share conversion, and channel inventory build to support historically high growth rates. The channel inventory build was due in part to expected consumer demand consistent with what was seen in 2020 and 2021, but also was a consequence of improved product availability following more than two years of capacity constraints and product allocations.

However, towards the end of June Trex Residential experienced a reduction in demand from its distribution partners, spurred by concerns over a potential easing in consumer demand due to rising interest rates, declining consumer sentiment and expectations of a general slowing in the economy. As a result, beginning in the third quarter Trex Residential's channel partners met demand partially through inventory drawdown. The drawdown negatively impacted third and fourth quarter sales. In response to this changed environment, Trex Residential immediately took measures to better align its cost structure with current demand by decreasing production levels, right sizing the employee base, and focusing on cost efficiency programs.

Net Sales. Net sales consist of sales and freight, net of returns and discounts. The level of net sales is principally affected by sales volume and the prices paid for Trex products. The operating results for Trex Residential have historically varied from quarter to quarter, often due to seasonal trends in the demand for outdoor living products. Seasonal, erratic or prolonged adverse weather conditions in certain geographic regions reduce the level of home improvement and construction activity and can shift demand for its products to a later period. As part of its normal business practice and consistent with industry practices, Trex Residential has historically offered incentive programs to its distributors and dealers to build inventory levels before the start of the prime deck-building season to ensure adequate availability of its product to meet anticipated seasonal consumer demand and to enable production planning. These incentives include prompt payment discounts and favorable payment terms. In addition, we offer price discounts or volume rebates on specified products and other incentives based on increases in purchases as part of specific promotional programs. The timing of sales incentive programs can impact sales, receivables and inventory levels during the offering period. In addition, the operating results for Trex Commercial have not historically varied from quarter to quarter as a result of seasonality, but are driven by the timing of individual projects, which may vary significantly each period.

Gross Profit. Gross profit represents the difference between net sales and cost of sales. Cost of sales consists of raw materials costs, direct labor costs, manufacturing costs, warranty costs, and freight. Raw materials costs generally include the costs to purchase and transport reclaimed wood fiber, scrap polyethylene and pigmentation for coloring Trex products. Direct labor costs include wages and benefits of personnel engaged in the manufacturing process. Manufacturing costs consist of costs of depreciation, utilities, maintenance supplies and repairs, indirect labor, including wages and benefits, and warehouse and equipment rental activities.

Selling, General and Administrative Expenses. The largest component of selling, general and administrative expenses is personnel related costs, which include salaries, commissions, incentive compensation, and benefits of personnel engaged in sales and marketing, accounting, information technology, corporate operations, research and development, and other business functions. Another component of selling, general and administrative expenses is branding and other sales and marketing costs, which are used to build brand awareness of Trex. These costs consist primarily of advertising, merchandising, and other promotional costs. Other general and administrative expenses include professional fees, office occupancy costs attributable to the business functions previously referenced, and consumer relations expenses. As a percentage of net sales, selling, general and administrative expenses have varied from quarter to quarter due, in part, to the seasonality of our business.

Below we have included a discussion of our operating results and material changes in our operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Year Ended December 31, 2022 Compared To Year Ended December 31, 2021

Net Sales

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Total net sales	$ 1,106,043	$1,196,952	$ (90,909)	(7.6)%
Trex Residential net sales	$ 1,059,536	$1,139,266	$ (79,730)	(7.0)%
Trex Commercial net sales	$ 46,507	$ 57,686	$ (11,179)	(19.4)%

Total net sales in 2022 decreased $90.9 million, or 7.6%, compared to total net sales in 2021, due to a decrease in Trex Residential and Trex Commercial net sales of $79.7 million and $11.2 million, respectively. The decrease in Trex Residential net sales was due primarily to an 18.2% reduction in volume, offset by a 13.6% increase in pricing, The decrease in Trex Residential volume was primarily due to a decline in demand beginning in the third quarter of 2022 as our distribution partners serviced demand requirements primarily through inventory drawdowns rather than reorders. The increase in pricing was due to price increases taken in 2021 and 2022 on certain products to address inflationary pressures across many key raw materials, labor and transportation.

Gross Profit

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
	(dollars in thousands)			
Cost of sales	$702,054	$736,448	$ (34,394)	(4.7)%
% of total net sales	63.5%	61.5%		
Gross profit	$403,989	$460,504	$ (56,515)	(12.3)%
Gross margin	36.5%	38.5%		

Gross profit as a percentage of net sales, gross margin, was 36.5% in 2022 compared to 38.5% in 2021. Gross margin for Trex Residential and Trex Commercial in 2022 were 37.7% and 8.9%, respectively, compared to 39.3% and 22.0%, respectively, in 2021. Gross margin at Trex Residential was unfavorably impacted primarily by reduced production volume and inflationary pressures, offset by pricing realization increases on certain product lines, right sizing our employee base, and other actions to better align our cost structure with current demand.

Selling, General and Administrative Expenses

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
	(dollars in thousands)			
Selling, general and administrative expenses	$ 141,831	$139,624	$ 2,207	1.6%
% of total net sales	12.8%	11.7%		

Selling, general and administrative expenses increased $2.2 million in 2022 compared to 2021 primarily resulting from a $12.6 million increase in branding and marketing expenses. The increase was offset by a $10.3 million decrease in personnel and personnel related expenses.

Loss on Sale

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
	(dollars in thousands)			
Loss on sale	$ 15,423	$ —	$15,423	N/A
% of total net sales	1.4%	N/A		

On December 30, 2022, we completed the sale of substantially all of the assets of our wholly-owned subsidiary and reportable segment, Trex Commercial, for net proceeds of $7.3 million. The divestiture reflects our decision to focus on driving the most profitable growth strategy for the Company and its shareholders through the execution of our outdoor living strategy. With the sale complete, we will dedicate our resources to accelerating conversion to composites from wood and further strengthen our leadership position in the outdoor living category. The sale resulted in a loss on sale of $15.4 million and is reported in the Consolidated Statements of Comprehensive Income.

Goodwill Impairment Loss

	Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
	(dollars in thousands)			
Goodwill impairment loss	$ —	$54,245	$(54,245)	N/A
% of total net sales	N/A	4.5%		

During the fourth quarter of 2021, our annual goodwill impairment testing resulted in the recognition of an impairment charge to goodwill at our commercial railing reporting unit and our staging reporting unit within the Trex Commercial reportable segment of $42.5 million and $11.8 million, respectively. For fiscal year 2021, the Company determined that it was necessary to perform the goodwill impairment test for our railing and staging reporting units utilizing the quantitative assessment. We performed a quantitative assessment primarily due to a reduction in project commitments, which adversely impacted project backlog and forecasted net sales and EBITDA. The reduction in project commitments was influenced by a continued delay in new projects due to lingering uncertainty created in the commercial railing and staging markets by the COVID-19 virus. The delay in new projects, coupled with the Company's successful fulfillment of its pre-pandemic projects, resulted in lower project backlog and reduced forecasted net sales and EBITDA, which became apparent in the fourth quarter of 2021.

Gain on Insurance Proceeds

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Gain on insurance proceeds	$ —	$8,741	$(8,741)	N/A
% of total net sales	N/A	0.7%		

In March 2021, an electrical fire occurred at one of our manufacturing buildings in our Virginia complex. No injuries occurred from the event. The building was temporarily off-line while damage to the building's electrical systems was addressed. Our insurance covered repairs, incremental direct costs to serve our customers, and losses in operating income from the loss in net sales. During 2021, gains on insurance proceeds primarily related to the settlement from our insurance company of $6.8 million related to the fire at the Virginia facility.

Provision for Income Taxes

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Provision for income taxes	$62,212	$66,654	$ (4,442)	(6.7)%
Effective tax rate	25.2%	24.2%		

The effective tax rate for 2022 was 25.2% compared to the effective tax rate for 2021 of 24.2%. The increase in the effective tax rate was driven primarily by a reduction in excess tax benefits resulting from the vesting of outstanding share-based employee compensation.

Net Income and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)[1] (dollars in thousands)

Reconciliation of net income (GAAP) to EBITDA and EBITDA margin (non-GAAP):

	Year Ended December 31, 2022		
	Trex Residential	Trex Commercial	Total
Net income (loss)	$ 200,876	$(16,250)	$ 184,626
Interest income, net	(103)	—	(103)
Income tax expense (benefit)	67,313	(5,101)	62,212
Depreciation and amortization	43,173	1,125	44,298
EBITDA	$ 311,259	$(20,226)	$ 291,033

	Year Ended December 31, 2021		
	Trex Residential	Trex Commercial	Total
Net income (loss)	$ 247,059	$(38,322)	$208,737
Interest income, net	(15)	—	(15)
Income tax expense (benefit)	79,500	(12,846)	66,654
Depreciation and amortization	34,941	1,005	35,946
EBITDA	$ 361,485	$(50,163)	$311,322

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(dollars in thousands)			
Total EBITDA	$ 291,033	$311,322	$(20,289)	(6.5)%
Trex Residential EBITDA	$ 311,259	$361,485	$(50,226)	(13.9)%
Trex Commercial EBITDA	$ (20,226)	$ (50,163)	$ 29,937	59.7%

Total EBITDA decreased 6.5% to $291 million for 2022 compared to $311 million for 2021. The decrease was due to a $50.2 million decrease in Trex Residential EBITDA, primarily driven by a decrease in net sales and gross profit. The decrease was offset in part by an increase in EBITDA at Trex Commercial, which resulted primarily from a fourth quarter 2021 goodwill impairment charge of $54.2 million, offset by a fourth quarter 2022 loss on sale of $15.4 million.

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[1]   EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States (GAAP). We have included data with respect to EBITDA because management believes the measures facilitate performance comparison between the Company and its competitors, and management evaluates the performance of its reportable segments using EBITDA. Management considers EBITDA to be important supplemental indicators of our core operating performance because the measures eliminate interest, income taxes, and depreciation and amortization charges to net income. In relation to its competitors, EBITDA eliminates differences among companies in capitalization and tax structures, capital investment cycles and ages of related assets, especially when comparing financial results to prior periods. For these reasons, management believes that EBITDA provide important information regarding the operating performance of the Company and its reportable segments. Non-GAAP measures are not meant to be considered superior to or a substitute for our GAAP results.

Year Ended December 31, 2021 Compared To Year Ended December 31, 2020

The Company hereby incorporates by reference the financial results from fiscal year 2020 and the comparison of financial results from fiscal year 2021 to fiscal year 2020 as set forth in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operation in the Annual Report on Form 10-K for the year ended December 31, 2021 and filed with the U.S. Securities and Exchange Commission on February 28, 2022.

LIQUIDITY AND CAPITAL RESOURCES

We finance operations and growth primarily with cash flow from operations, borrowings, operating leases and normal trade credit terms from operating activities.

Sources and Uses of Cash. The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net cash provided by operating activities	$ 216,220	$ 258,064	$ 187,294
Net cash used in investing activities	(168,884)	(158,039)	(170,658)
Net cash used in financing activities	(176,064)	(80,673)	(43,768)
Net (decrease) increase in cash and cash equivalents	$(128,728)	$ 19,352	$ (27,132)

Operating Activities

Cash provided by operating activities in 2022 were primarily impacted by lower net sales and gross profit at Trex Residential, a loss on sale of Trex Commercial Products, Inc., and an increase in inventories, offset by an decrease in accounts receivable.

Investing Activities

In 2022, cash used in investing activities for capital expenditures was $176.2 million, primarily at our Trex Residential facilities, including $85.7 million related to construction of our Arkansas facility, $39.2 million related to general plant cost reduction initiatives at our Virginia and Nevada facilities, $19.1 million related to our new corporate office development, and $17.6 million for general support, safety and environmental initiatives. Cash provided by investing activities in 2022 included $7.3 million in proceeds from the sale of Trex Commercial.

Financing Activities

Net cash used in financing activities in 2022 consisted primarily of $398.4 million in repurchases of our common stock under our Stock Repurchase Program, offset by net borrowings under our revolving credit facility of $222 million.

Stock Repurchase Program. On February 16, 2018, the Board of Directors adopted a stock repurchase program of up to 11.6 million shares of the Company's outstanding common stock (Stock Repurchase Program). For the year ended December 31, 2022, the Company repurchased 6.5 million shares under the Stock Repurchase Program.

Inventory in Distribution Channels. We sell our Trex Residential decking and railing products through a tiered distribution system. We have over 50 distributors worldwide and two national retail merchandisers to which we sell our products. The distributors in turn sell the products to dealers and retail locations who in turn sell the products to end users. Significant increases in inventory levels in the distribution channel without a corresponding change in end-use demand could have an adverse effect on future sales.

Seasonality. The operating results for Trex Residential have historically varied from quarter to quarter. Seasonal, erratic or prolonged adverse weather conditions in certain geographic regions reduce the level of home improvement and construction activity and can shift demand for its products to a later period. As part of its normal business practice and consistent with industry practice, Trex Residential has historically offered incentive programs to its distributors and dealers to build inventory levels before the start of the prime deck-building season in order to ensure adequate availability of its product to meet anticipated seasonal consumer demand. The seasonal effects are often offset by the positive effect of the incentive programs.

Indebtedness Prior to May 18, 2022. Our Fourth Amended and Restated Credit Agreement (Fourth Amended Credit Agreement) provides us with revolving loan capacity in a collective maximum principal amount of $250 million from January 1 through June 30 of each year, and a maximum principal amount of $200 million from July 1 through December 31 of each year throughout the term, which ends November 5, 2024.

On May 26, 2020, the Company entered into a First Amendment to the Original Credit Agreement (the First Amendment) to provide for an additional $100 million line of credit. As a matter of convenience, the parties incorporated the amendments to the Original Credit Agreement made by the First Amendment into a new Fourth Amended and Restated Credit Agreement (New Credit Agreement). In the New Credit Agreement, the revolving commitments under the Original Credit Agreement are referred to as Revolving A Commitments and the new $100 million line of credit is referred to as Revolving B Commitments. In the New Credit Agreement, all of the material terms and conditions related to the original line of credit (Revolving A Commitments) remained unchanged from the Original Credit Agreement.

The Company entered into the First Amendment, as borrower; Trex Commercial Products, Inc. (Trex Commercial), as guarantor; Bank of America, N.A. (BOA), as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; and certain other lenders including Wells Fargo Bank, N.A. (Wells Fargo), who is also Syndication Agent; Truist Bank (Truist); and Regions Bank (Regions) (each, a Lender and collectively, the Lenders), arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner. The First Amendment further provides that the New Credit Agreement is amended and restated by changing Schedule 2.01 to add applicable Lender percentages related to the Revolving B Commitment for BOA of 47.5%, Well Fargo of 28.0% and Regions of 24.5%.

The Company's revolving credit facility executed November 5, 2019 was completely replaced by the Company's revolving credit facility executed May 18, 2022.

Indebtedness On and After May 18, 2022. On May 18, 2022, the Company, as borrower; Trex Commercial Products, Inc. (Trex Commercial), as guarantor; Bank of America, N.A. (BOA), as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; Wells Fargo Bank, National Association (Wells Fargo), as lender and Syndication Agent; Regions Bank, PNC Bank, National Association, and TD Bank, N.A. (each, a Lender and collectively, the Lenders), arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner, entered into a Credit Agreement (Credit Agreement) to amend and restate the Fourth Amended and Restated Credit Agreement dated as of November 5, 2019.

Under the Credit Agreement, the Lenders agreed to provide the Company with one or more Revolving Loans in a collective maximum principal amount of $400,000,000 (Loan Limit) throughout the term, which ends May 18, 2027 (Term). Included within the Loan Limit are sublimits for a Letter of Credit facility in an amount not to exceed $60,000,000; and Swing Line Loans in an aggregate principal amount at any time outstanding not to exceed $20,000,000. The Revolving Loans, the Letter of Credit facility and the Swing Line Loans are for the purpose of raising working capital and supporting general business operations.

The Credit Agreement provides the Company, in the aggregate, the ability to borrow an amount up to the Loan Limit during the Term. The Company is not obligated to borrow any amount under the Loan Limit. Within the Loan Limit, the Company may borrow, repay and reborrow at any time or from time to time while the Notes are in effect. Base Rate Loans (as defined in the Credit Agreement) under the Revolving Loans and the Swing Line Loans accrue interest at the Base Rate plus the Applicable Rate (as defined in the Credit Agreement) and Term SOFR Loans for the Revolving Loans accrue interest at the rate per annum equal to the sum of Term SOFR for such interest period plus the Applicable Rate (as defined in the Credit Agreement). The Base Rate for any day is a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by BOA as its prime rate, and (c) the Term SOFR plus 1.0% subject to certain interest rate floors. Repayment of all then outstanding principal, interest, fees and costs is due at the end of the Term.

The Company and BofA Securities, Inc. as a sustainability coordinator, are entitled to establish specified key performance indicators (KPIs) with respect to certain environmental, social and governance targets of the Company and its subsidiaries. The sustainability coordinator and the Company may amend the Credit Agreement for the purpose of incorporating the KPIs and other related provisions, unless the Lenders object to such amendment on or prior to the date that is ten business days after the date on which such amendment is posted for review by the Lenders. Based on the performance of the Company and its subsidiaries against the KPIs, certain adjustments (increase, decrease or no adjustment) to otherwise applicable pricing will be made; provided that the amount of such adjustments shall not exceed certain aggregate caps as in the definitive loan documentation.

Under the terms of the Security and Pledge Agreement, the Company and Trex Commercial, subject to certain permitted encumbrances, as collateral security for the above-stated loans and all other present and future indebtedness of the Company owing to the Lenders grants to BOA, as Administrative Agent for the Lenders, a continuing security interest in certain collateral described and defined in the Security and Pledge Agreement but excluding the Excluded Property (as defined in the Security and Pledge Agreement).

Indebtedness On and After December 22, 2022. As of December 22, 2022, the Company entered into a First Amendment to the Credit Agreement (First Amendment) by and among the Company, as borrower, the guarantors party thereto; Bank of America, N.A. (BOA), as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; TD Bank, N.A. as lender and Syndication Agent; Regions Bank, PNC Bank, National Association, and Wells Fargo Bank, National Association (each, a Lender and collectively, the Lenders), arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner, amending that certain Credit Agreement dated as of May 18, 2022, by and among the Company, as borrower, the guarantors party thereto, BOA, as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders identified therein (as so amended, the "Credit Agreement"). As a part of the First Amendment, the Credit Agreement was amended and restated to provide for an additional Revolving B Loan (as hereinafter defined).

Under the First Amendment, the Lenders agreed to provide the Company with a Revolving B Loan consisting of one or more revolving loans in a collective maximum principal amount of $150,000,000 (Revolving B Loan Limit) throughout the term, which ends December 22, 2024 (Revolving B Loan Term). Previously, under the Credit Agreement, there was no Revolving B Loan. The First Amendment also provided that TD Bank, N.A. would serve as Syndication Agent.

As of December 22, 2022, the Credit Agreement was amended and restated to refer to this loan as the Revolving A Loan. The amended and restated Credit Agreement was made an Exhibit A to the First Amendment. All of the terms of the Credit Agreement apply to the Revolving B Loan. The Credit Agreement continues to include sublimits under the Revolving A Loan for a Letter of Credit facility in an amount not to exceed $60,000,000; and Swing Line Loans in an aggregate principal amount at any time outstanding not to exceed $20,000,000. The Revolving Loans, the Letter of Credit facility and the Swing Line Loans under Revolving A Loan are for the purpose of raising working capital and supporting general business operations.

The Notes provide the Company, in the aggregate, the ability to borrow an amount up to the Revolving A Loan Limit during the Revolving A Loan Term and Revolving B Loan Limit during the Revolving B Loan Term. The Company is not obligated to borrow any amount under the revolving loans. Within the respective loan limit, the Company may borrow, repay and reborrow at any time or from time to time while the Notes are in effect. With respect to Revolving B Loans, for any day, the rate per annum is a tiered pricing based upon the Consolidated Debt to Consolidated EBITDA Ratio. The applicable rate for Revolving B Loans that are Base Rate Loans range between1.20% and 2.15% and the applicable rate for Revolving B Loans that are Term SOFR/Term SOFR Daily Floating Rate range between 0.20% and 1.15%.

At December 31, 2022, we had $222 million in outstanding borrowings under the revolving credit facility and borrowing capacity under the facility of $328 million.

Compliance with Debt Covenants and Restrictions. Pursuant to the terms of the Credit Agreement, the Company, is subject to certain loan compliance covenants. The Company was in compliance with all covenants at December 31, 2022. Failure to comply with the financial covenants could be considered a default of repayment obligations and, among other remedies, could accelerate payment of any amounts outstanding.

Contractual Obligations. Our contractual obligations consist primarily of purchase commitments and operating leases.

Purchase obligations represent supply contracts with raw material vendors and service contracts for hauling raw materials. Open purchase orders written in the normal course of business for goods or services that are provided on demand have been excluded as the timing of which is not certain. As of December 31, 2022, we have purchase obligations under material supply contracts of $53 million for the year ending December 31, 2023, $26.1 million in 2024, $13.3 million in 2025, and $5.6 million in 2026. Please refer to Note 19 to the Consolidated Financial Statements in this filing for additional information on our purchase commitments.

Operating leases represent office space, storage warehouses, manufacturing facilities and certain office and plant equipment under various operating leases, and include operating leases accounted for under Financial Accounting Standards Board Accounting Standards Codification Topic 842 and short-term leases. As of December 31, 2022, we have operating lease liabilities of $7.6 million for the year ending December 31, 2023, $20.7 million for the years 2024 through 2027 and $4.8 million thereafter. Please refer to Note 10 to the Consolidated Financial Statements in this filing for additional information on our operating leases.

The Company believes that its cash on hand and cash generated through operating activities, both over the next 12 months and beyond the next 12 months, should be sufficient to cover purchase obligations and operating leases.

Off-Balance Sheet Arrangements. We do not have off-balance sheet financing arrangements.

Capital and Other Cash Requirements. In October 2021, we announced plans to add a third U.S.-based Trex Residential manufacturing facility located in Little Rock, Arkansas. The new campus will sit on approximately 300 acres of land and will address demand for Trex Residential outdoor living products. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. Construction began on the new facility in the second quarter 2022, and in July 2022, the Company entered into a design-build agreement. As previously announced, the Company anticipates spending approximately $400 million on the facility and the budget for the design-build agreement is contained within this amount. Construction for the new facility will be funded primarily through the Company's ongoing cash generation or its line of credit.

Our capital expenditure guidance for 2023 is $130 million to $140 million. In addition to our capital expenditure program, our capital allocation priorities include expenditures for internal growth opportunities, manufacturing cost reductions, upgrading equipment and support systems, and acquisitions which fit our long-term growth strategy as we continue to evaluate opportunities that would be a good strategic fit for Trex, and return of capital to shareholders.

We believe that cash on hand, cash flows from operations and borrowings expected to be available under our revolving credit facility will provide sufficient funds to enable us to fund planned capital expenditures, make scheduled principal and interest payments, fund the warranty reserve, meet other cash requirements and maintain compliance with terms of our debt agreements for at least the next 12 months. We currently expect to fund future capital expenditures from operations and borrowings under the revolving credit facility. The actual amount and timing of future capital requirements may differ materially from our estimate depending on the demand for Trex products and new market developments and opportunities. Our ability to meet our cash needs during the next 12 months and thereafter could be adversely affected by various circumstances, including increases in the cost of raw materials and product replacement costs, quality control problems, higher than expected product warranty claims, service disruptions and lower than expected collections of accounts receivable. In addition, any failure to negotiate amendments to our existing debt agreements to resolve any future noncompliance with financial covenants could adversely affect our liquidity by reducing access to revolving credit borrowings needed primarily to fund seasonal borrowing needs. We may determine that it is necessary or desirable to obtain financing through bank borrowings or the issuance of debt or equity securities to address such contingencies or changes to our business plan. Debt financing would increase our level of indebtedness, while equity financing would dilute the ownership of our stockholders. There can be no assurance as to whether, or as to the terms on which, we would be able to obtain such financing, which would be restricted by covenants contained in our existing debt agreements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks from changing interest rates associated with our borrowings. To meet our seasonal working capital needs, we borrow periodically on our variable rate revolving line of credit. At December 31, 2022, we had $222 million in debt outstanding under our revolving line of credit. While variable rate debt obligations expose us to the risk of rising interest rates, an increase of 1% in interest rates would not have a material adverse effect on our overall financial position, results of operations or liquidity.

In certain instances, we may use interest rate swap agreements to modify fixed rate obligations to variable rate obligations, thereby adjusting the interest rates to current market rates and ensuring that the debt instruments are always reflected at fair value. We had no interest rate swap agreements outstanding as of December 31, 2022.

Item 8.   Financial Statements and Supplementary Data

The financial statements listed in Item 15 of this Form 10-K are incorporated by reference in this Item 8 and are filed as part of this report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its President and Chief Executive Officer, who is the Company's principal executive officer, and its Senior Vice President and Chief Financial Officer, who is the Company's principal financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

We, as members of management of Trex Company, Inc. (Company), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We assessed the Company's internal control over financial reporting as of December 31, 2022, based on criteria for effective internal control over financial reporting established in "Internal Control-Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Framework). Based on this assessment, we concluded that, as of December 31, 2022, our internal control over financial reporting was effective, based on the COSO Framework.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows hereafter.

TREX COMPANY, INC.

February 27, 2023   By: _____/S/____ BRYAN H. FAIRBANKS_____
                                                        Bryan H. Fairbanks
                                                President and Chief Executive Officer
                                                     (Principal Executive Officer)

February 27, 2023   By: _____/S/____ DENNIS C. SCHEMM_____
                                                        Dennis C. Schemm
                                        Senior Vice President and Chief Financial Officer
                                                     (Principal Financial Officer)

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation described above in "Management's Report on Internal Control Over Financial Reporting" that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Stockholders and the Board of Directors of Trex Company, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Trex Company, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Trex Company, Inc., (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
February 27, 2023

Item 9B.   Other Information

Trex Residential Arkansas Manufacturing Facility

In October 2021, we announced plans to add a third U.S.-based Trex Residential manufacturing facility located in Little Rock, Arkansas. The new campus will sit on approximately 300 acres of land and will address increased demand for Trex Residential outdoor living products. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. Construction began on the new facility in the second quarter 2022, and in July 2022, the Company entered into a design-build agreement. As previously announced, the Company anticipates spending approximately $400 million on the facility and the budget for the design-build agreement is contained within this amount. Construction for the new facility will be funded primarily through the Company's ongoing cash generation or its line of credit.

Sale of Trex Commercial Products, Inc.

On December 30, 2022, we completed the sale of substantially all of the assets of our wholly-owned subsidiary and reportable segment, Trex Commercial, for net proceeds of $7.3 million. The divestiture reflects our decision to focus on driving the most profitable growth strategy for the Company and its shareholders through the execution of our outdoor living strategy. With the sale complete, we will dedicate our resources to accelerating conversion to composites from wood and further strengthen our leadership position in the outdoor living category. The divestiture of this segment did not represent a strategic shift with a major effect on the Company's operations and financial results. As such, the results of operations of Trex Commercial are consolidated in the Company's results of operations for the year ended December 31, 2022, through the date of sale. Refer to Note 17, Segment Information, for additional information on the Trex Commercial segment.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Information responsive to this Item 10 is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders, which we will file with the SEC on or before 120 days after our 2022 fiscal year-end.

We have adopted a Code of Conduct and Ethics, which is applicable to all directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. The code is available on our corporate web site and in print to any stockholder who requests a copy. We also make available on our web site, at *www.trex.com/our-company/corporate-governance*, and in print to any stockholder who requests them, copies of our corporate governance principles and the charters of each standing committee of our board of directors. Requests for copies of these documents should be directed to Corporate Secretary, Trex Company, Inc., 160 Exeter Drive, Winchester, Virginia 22603-8605. To the extent required by SEC rules, we intend to disclose any amendments to our code of conduct and ethics, and any waiver of a provision of the code with respect to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our web site referred to above within four business days following any such amendment or waiver, or within any other period that may be required under SEC rules from time to time.

Item 11.   Executive Compensation

Information responsive to this Item 11 is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders, which we will file with the SEC on or before 120 days after our 2022 fiscal year-end.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information responsive to this Item 12 is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders, which we will file with the SEC on or before 120 days after our 2022 fiscal year-end.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Information responsive to this Item 13 is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders, which we will file with the SEC on or before 120 days after our 2022 fiscal year-end.

Item 14.   Principal Accounting Fees and Services

Information responsive to this Item 14 is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders, which we will file with the SEC on or before 120 days after our 2022 fiscal year-end.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following Consolidated Financial Statements of the Company are incorporated by reference in Part II, Item 8 of this Form 10-K:

(a)(2) The following financial statement schedule is filed as part of this report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable or not material and, therefore, have been omitted.

(a)(3) See Exhibit Index at the end of the Annual Report on Form 10-K for the information required by this Item.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TREX COMPANY, INC.

Index to Consolidated Financial Statements

The following Consolidated Financial Statement Schedule of the Registrant is filed as part of this Report as required to be included in Item 15(a)(2):

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Trex Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Trex Company, Inc. (the Company) as of December 31, 2022 and 2021 the related consolidated statements of comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Surface Flaking Warranty Reserve

Description of the Matter	At December 31, 2022, the Company's surface flaking warranty reserve was $15.9 million. As discussed in Note 19 of the consolidated financial statements, the Company continues to receive and settle claims for decking products manufactured at its Nevada facility prior to 2007 that exhibit surface flaking and maintains a warranty reserve to provide for the settlement of these claims. The Company's surface flaking warranty reserve is based on management's estimate of the number of claims to be settled with payment and the average cost to settle each claim.
	Auditing the surface flaking warranty reserve is complex because it involves the estimation of the number of claims to be settled with payment and requires the use of actuarial specialists. This estimate has a significant effect on the surface flaking warranty reserve.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company's process to estimate the number of claims to be settled with payment.
	To test the estimated number of claims to be settled with payment, our audit procedures included, among others, evaluating the methodologies and the significant assumptions used by management. We also involved an actuarial specialist to assist us in independently calculating a range of the expected number of claims to be settled with payment and compared that to the Company's range.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1995.
Tysons, Virginia
February 27, 2023

TREX COMPANY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands, except share and per share data)		
Net sales	$ 1,106,043	$ 1,196,952	$ 880,831
Cost of sales	702,054	736,448	521,374
Gross profit	403,989	460,504	359,457
Selling, general and administrative expenses	141,831	139,624	125,822
Goodwill impairment	—	54,245	—
Loss on sale	15,423	—	—
Gain on insurance proceeds	—	(8,741)	—
Income from operations	246,735	275,376	233,635
Interest income, net	(103)	(15)	(999)
Income before income taxes	246,838	275,391	234,634
Provision for income taxes	62,212	66,654	59,003
Net income	$ 184,626	$ 208,737	$ 175,631
Basic earnings per common share	$ 1.65	$ 1.81	$ 1.52
Basic weighted average common shares outstanding	111,710,676	115,461,016	115,888,859
Diluted earnings per common share	$ 1.65	$ 1.80	$ 1.51
Diluted weighted average common shares outstanding	111,880,488	115,762,843	116,252,866
Comprehensive income	$ 184,626	$ 208,737	$ 175,631

See Notes to Consolidated Financial Statements.

TREX COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2022	**2021**
	(In thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 12,325	$ 141,053
Accounts receivable, net	98,057	151,096
Inventories	141,355	83,753
Prepaid expenses and other assets	35,105	25,152
Total current assets	286,842	401,054
Property, plant and equipment, net	589,892	460,365
Operating lease assets	30,991	34,571
Goodwill and other intangible assets, net	18,582	19,001
Other assets	7,398	5,330
Total Assets	$ 933,705	$ 920,321
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 19,935	$ 24,861
Accrued expenses and other liabilities	44,064	58,041
Accrued warranty	4,600	5,800
Line of credit	222,000	—
Total current liabilities	290,599	88,702
Deferred income taxes	68,224	43,967
Operating lease liabilities	23,974	28,263
Non-current accrued warranty	20,999	22,795
Other long-term liabilities	11,560	11,560
Total Liabilities	415,356	195,287
Commitments and contingencies	—	—
Stockholders' Equity:		
Preferred stock, $0.01 par value, 3,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value, 360,000,000 shares authorized; 140,841,833 and 140,734,753 shares issued and 108,743,423 and 115,148,152 shares outstanding at December 31, 2022 and December 31, 2021, respectively	1,408	1,407
Additional paid-in capital	131,539	127,787
Retained earnings	1,130,674	946,048
Treasury stock, at cost, 32,098,410 and 25,586,601 shares at December 31, 2022 and December 31, 2021, respectively	(745,272)	(350,208)
Total Stockholders' Equity	518,349	725,034
Total Liabilities and Stockholders' Equity	$ 933,705	$ 920,321

See Notes to Consolidated Financial Statements.

TREX COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total
	Shares	Amount			Shares	Amount	
Balance, December 31, 2019	116,481,442	$1,404	$ 123,294	$ 561,680	23,893,484	$(237,203)	$ 449,175
Net income	—	—	—	175,631	—	—	175,631
Employee stock plans	68,061	—	1,446	—	—	—	1,446
Shares withheld for taxes on awards	(111,433)	—	(5,784)	—	—	—	(5,784)
Stock-based compensation	245,451	2	7,131	—	—	—	7,133
Repurchases of common stock	(884,018)	—	—	—	884,018	(39,070)	(39,070)
Balance, December 31, 2020	115,799,503	$1,406	$ 126,087	$ 737,311	24,777,502	$(276,273)	$ 588,531
Net income	—	—	—	208,737	—	—	208,737
Employee stock plans	113,242	—	1,800	—	—	—	1,800
Shares withheld for taxes on awards	(78,626)	—	(8,538)	—	—	—	(8,538)
Stock-based compensation	123,132	1	8,438	—	—	—	8,439
Repurchases of common stock	(809,099)	—	—	—	809,099	(73,935)	(73,935)
Balance, December 31, 2021	115,148,152	$1,407	$ 127,787	$ 946,048	25,586,601	$(350,208)	$ 725,034
Net income	—	—	—	184,626	—	—	184,626
Employee stock plans	38,320	—	1,742	—	—	—	1,742
Shares withheld for taxes on awards	(45,834)	1	(3,319)	—	—	—	(3,318)
Stock-based compensation	114,594	—	5,329	—	—	—	5,329
Repurchases of common stock	(6,511,809)	—	—	—	6,511,809	(395,064)	(395,064)
Balance, December 31, 2022	108,743,423	$1,408	$ 131,539	$1,130,674	32,098,410	$(745,272)	$ 518,349

See Notes to Consolidated Financial Statements.

TREX COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Operating Activities			
Net income	$ 184,626	$ 208,737	$ 175,631
Adjustments to reconcile net income to net cash provided by operating activities:			
Goodwill impairment	—	54,245	—
Depreciation and amortization	44,298	35,946	17,939
Deferred income taxes	24,256	21,012	13,125
Loss on sale	15,423	—	—
Stock-based compensation	5,329	8,438	7,131
Gain on disposal of property, plant and equipment	(27)	(45)	(56)
Other non-cash adjustments	(117)	40	51
Changes in operating assets and liabilities:			
Accounts receivable	42,513	(44,349)	(28,286)
Inventories	(64,454)	(15,515)	(12,132)
Prepaid expenses and other assets	7,925	(8,715)	(358)
Accounts payable	(5,595)	(3,473)	11,353
Accrued expenses and other liabilities	(14,385)	(5,285)	7,655
Income taxes receivable/payable	(23,572)	7,028	(4,759)
Net cash provided by operating activities	216,220	258,064	187,294
Investing Activities			
Expenditures for property, plant and equipment	(176,228)	(159,394)	(172,823)
Proceeds from sale of assets	7,290	—	—
Proceeds from sales of property, plant and equipment	54	1,355	2,165
Net cash used in investing activities	(168,884)	(158,039)	(170,658)
Financing Activities			
Borrowings under line of credit	425,000	494,500	276,000
Principal payments under line of credit	(203,000)	(494,500)	(276,000)
Repurchases of common stock	(398,382)	(82,473)	(44,854)
Proceeds from employee stock purchase and option plans	1,742	1,800	1,446
Financing costs	(1,424)	—	(360)
Net cash used in financing activities	(176,064)	(80,673)	(43,768)
Net decrease increase in cash and cash equivalents	(128,728)	19,352	(27,132)
Cash and cash equivalents at beginning of year	141,053	121,701	148,833
Cash and cash equivalents at end of year	$ 12,325	$ 141,053	$ 121,701
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of capitalized interest	$ —	$ —	$ —
Cash paid for income taxes, net	$ 59,934	$ 38,614	$ 50,744
Capital expenditures in accounts payable	$ 1,814	$ 2,564	$ 12,853

See Notes to Consolidated Financial Statements.

TREX COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

Trex Company, Inc. (Trex), a Delaware corporation, was incorporated on September 4, 1998. Through December 30, 2022, Trex had one wholly-owned subsidiary, Trex Commercial Products, Inc. Together, Trex and Trex Commercial Products, Inc. are referred to as the Company. During the three years ended December 31, 2022, the Company operated in two reportable segments, Trex Residential Products (Trex Residential) and Trex Commercial Products (Trex Commercial). On December 30, 2022, the Company completed the sale of substantially all of the assets of its wholly-owned subsidiary and reportable segment, Trex Commercial. Refer to Note 3 below for more information on the sale. The Company's principal business based on net sales is the manufacture and distribution of Trex Residential high-performance, low-maintenance wood-alternative decking and residential railing and outdoor living products and accessories, marketed under the brand name Trex®. A majority of its products are manufactured in a proprietary process that combines reclaimed wood fibers and recycled polyethylene. Trex Commercial designed, engineered and marketed modular and architectural railing and staging systems for the commercial and multi-family market, including sports stadiums and performing arts venues. The principal executive offices are located at 160 Exeter Drive, Winchester, Virginia 22603, and the telephone number at that address is (540) 542-6300.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of the Company. Intercompany accounts and transactions have been eliminated in consolidation.

The Company's results of operations are affected by a number of factors, including, but not limited to, the cost to manufacture and distribute products, cost of raw materials, inflation, consumer spending and preferences, interest rates, the impact of any supply chain disruptions, economic conditions, and/or any adverse effects from pandemics and geopolitical conflicts. Towards the end of June 2022, we experienced a reduction in demand from our distribution partners, spurred by concerns over a potential easing in consumer demand due to rising interest rates, declining consumer sentiment and expectations of a general slowing in the economy. As a result, beginning in the third quarter our channel partners met demand partially through inventory drawdown rather than reordering products and maintaining current inventories. The drawdown negatively impacted third quarter and fourth quarter sales.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

Concentrations and Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company from time to time may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation. As of December 31, 2022, substantially all deposits are maintained in one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to its cash and cash equivalents.

The Company routinely assesses the financial strength of its customers and believes that its trade receivables credit risk exposure is limited. Trade receivables are recognized at the amount of revenue recognized on each shipment for Trex Residential products and for satisfied performance obligations for Trex Commercial products as the Company has an unconditional right to consideration from the customer and payment is due based solely on the passage of time. An estimate of expected credit losses is recognized as a valuation allowance and adjusted each reporting period. The estimate is based on the current expected credit loss model and is determined using an aging schedule, including past events, current conditions and reasonable and supportable forecasts about the future. There was no material valuation allowance recorded as of December 31, 2022 and December 31, 2021.

In the years ended December 31, 2022, 2021, and 2020 sales to certain customers of Trex Residential accounted for 10% or more of the Company's total net sales. For the year ended December 31, 2022 three customers of Trex Residential represented 64% of the Company's total net sales. For the year ended December 31, 2021, three customers of Trex Residential represented approximately 61% of the Company's total net sales. For the year ended December 31, 2020, three customers of Trex Residential represented approximately 56% of the Company's total net sales. At December 31, 2022, two customers represented 35% and 26%, respectively, of the Company's total accounts receivable balance. At December 31, 2021, two customers represented 29% and 25%, respectively, of the Company's total accounts receivable balance.

For each year ended December 31, 2022, 2021, and 2020, approximately 17.5%, 26%, and 28%, respectively, of the Company's materials purchases at Trex Residential were purchased from its four largest suppliers.

Inventories

Inventories for the composite decking and railing products at Trex Residential are valued at the lower of cost (last-in, first-out, or LIFO, method) and market as this method results in a better matching of costs and revenues. The Company periodically reviews its inventory for slow moving or obsolete items and writes down the related products to the lower of cost or market. The Company's reserves for estimated slow moving products or obsolescence are not material. At December 31, 2022, the excess of the replacement cost of inventory over the LIFO value of inventory was approximately $35.1 million. Due to the nature of the LIFO valuation methodology, liquidations of inventories will result in a portion of the Company's cost of sales being based on historical rather than current year costs. There were no LIFO inventory liquidations or related impact on cost of sales in 2022.

A majority of the products at Trex Residential are made in a proprietary process that combines reclaimed wood fibers and scrap polyethylene. Trex Residential grinds up scrap materials generated from its manufacturing process and inventories deemed no longer salable and reintroduces the reclaimed material into the manufacturing process as a substitute for raw materials. The reclaimed material is valued at the costs of the raw material components of the material.

Inventories for the railing and staging products at Trex Commercial for the commercial and multi-family market were valued at the lower of cost (first-in, first-out or FIFO method), using actual cost, and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Cash flows for capital expenditures as reported in cash flows from investing activities in the Consolidated Statements of Cash Flows are adjusted to exclude unpaid amounts accrued at period end. Depreciation is provided using the straight-line method generally over the following estimated useful lives:

Buildings	40 years
Machinery and equipment	3-11 years
Furniture and fixtures	10 years
Forklifts and tractors	5 years
Computer equipment and software	5 years

Leasehold improvements are amortized over the shorter of the lease term or 15 years.

The Company reviews its long-lived assets, including property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of its long-lived assets, the Company evaluates the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the long-lived assets. If the estimated cash flows are less than the carrying amount of the long-lived assets, the assets are written down to their fair value. The Company's estimates of anticipated cash flows and the remaining estimated useful lives of long-lived assets could be reduced in the future. As a result, the carrying amount of long-lived assets could be reduced in the future. Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell.

Leases

The Company leases office space, storage warehouses, training and manufacturing facilities, and certain office and plant equipment under various operating leases. At inception of an arrangement, the Company evaluates, among other things, whether it has the right to control the use of an identified asset in order to determine if the arrangement is or contains a lease. Operating leases are included in operating lease right-of-use (ROU) assets, accrued expenses and other current liabilities, and operating lease liabilities in the consolidated balance sheets. Operating leases with an initial term of 12 months or less are not included in the consolidated balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company considers instruments with similar characteristics when calculating its incremental borrowing rate. Certain events, such as a modification to the arrangement or a change in the lease term, are assessed by the Company to determine if it is required to reassess estimates and judgments and remeasure the lease liability and ROU asset. The Company reviews its ROU asset for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. The carrying amount of the ROU asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is measured as the amount by which the carrying amount of the ROU asset exceeds its fair value. The Company's operating leases have remaining lease terms of 1 year to 7 years. Lease terms may include options to extend or terminate the lease when the Company determines that it is reasonably certain it will exercise the option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for separately. Consideration for non-lease components is stated on a stand-alone basis in the applicable agreements.

Fair Value Measurement

Assets and liabilities measured at fair value are measured at the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and classified into one of the following fair value hierarchies:

- Level 1 – Quoted prices for identical instruments in active markets.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – Valuations derived from management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Goodwill

Goodwill represents the excess of cost over net assets acquired resulting from the Company's 1996 purchase of the Mobil Composite Products Division, the 2011 purchase of the assets of the Iron Deck Corporation, and the 2017 purchase of certain assets and the assumption of certain liabilities of SC Company. The Company evaluates the recoverability of goodwill in accordance with Accounting Standard Codification Topic 350, "*Intangibles – Goodwill and Other*," annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. Goodwill is considered to be impaired when the net book value of the reporting unit exceeds its estimated fair value.

The Company assigned its goodwill to reporting units and tests each reporting unit's goodwill for impairment at least on an annual basis, or more frequently if an event occurs or circumstances change in the interim that indicate the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill. The Company identified its reporting units based on the way it manages its operating segments. The Company has determined that it has three reporting units: a residential reporting unit in the Trex Residential reportable segment, and a commercial railing reporting unit and a staging reporting unit in the Trex Commercial reportable segment. Each reporting unit constitutes a business with discrete financial information and operating segment management, at a level below the Company's chief operating decision maker, regularly reviews the operating results of the reporting unit. The Company assigned goodwill to the reporting units based on the excess of the fair values acquired over the fair value of the sum of the individual assets acquired and liabilities assumed that were assigned to the reporting units.

In testing for goodwill impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the qualitative assessment indicates that the carrying amount of the reporting unit exceeds its fair value, including goodwill, the Company is then required to perform a quantitative goodwill impairment test. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company measures fair value of the reporting units based on a combination of the Income Approach (i.e., the Discounted Cash Flow Method) and a Market Approach. The Discounted Cash Flow Method is a multiple period discounting model in which the fair value of the reporting units are determined by discounting the projected free cash flows using an appropriate discount rate and indicates the fair value of the reporting units based on the present value of the cash flows that the reporting unit is expected to generate in the future.

Significant assumptions in the Discounted Cash Flow Method include: the weighted average cost of capital (or discount rate); residual growth rate; future cash flow projections; and working capital effects. The Market Approach uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets and liabilities, such as a business. Significant estimates in the Market Approach model may include identifying appropriate market multiples and assessing earnings before interest, income taxes, depreciation and amortization (EBITDA) in estimating the fair value of the reporting units. The use of different assumptions, estimates or judgements, including estimated future cash flows and the discount rate used to discount estimated cash flows to their net present value, could materially increase or decrease the fair value of the reporting unit and impact our assessment of any goodwill impairment charges. Also, if different conditions exist in future periods, future impairment charges could result.

The Company performs the annual impairment testing of its goodwill as of October 31 of each year. For fiscal years 2022 2021 and 2020, the Company completed its annual impairment test of goodwill for its residential reporting unit utilizing the qualitative assessment and concluded it was not more likely than not that the fair value of the residential reporting unit was less than its carrying amount. Qualitative factors the Company considered include events and circumstances such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant Company-specific events, as applicable.

For the fiscal year 2020, the Company completed its annual impairment test of goodwill for its commercial railing reporting unit and its staging reporting unit utilizing the qualitative assessment and concluded that it was not more likely than not that the fair value of the respective reporting unit was less than its carrying amount. For fiscal year 2021, the Company determined that it was necessary to perform the goodwill impairment test for its railing and staging reporting units utilizing the quantitative assessment. The Company performed a quantitative assessment primarily due to a reduction in project commitments, which adversely impacted project backlog and forecasted net sales and EBITDA. The reduction in project commitments was influenced by a continued delay in new projects due to lingering uncertainty created in the commercial railing and staging markets by the COVID-19 virus. The delay in new projects, coupled with the Company's successful fulfillment of its pre-pandemic projects, resulted in lower project backlog and reduced forecasted net sales and EBITDA, which became apparent in the fourth quarter of 2021. As a result, the Company recognized an impairment charge at its commercial railing reporting unit and at its staging reporting unit of $42.5 million and $11.8 million, respectively, which was the amount by which the carrying amount of the respective reporting unit exceeded its fair value. The Company also considered the income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

The Company uses assumptions that are consistent with those it believes a market participant would use. However, the use of different events and circumstances or different assumptions, estimates or judgements, including estimated future cash flows, and the discount rate used to discount estimated cash flows to their net present value and the residual growth rate, could materially increase or decrease the fair value of the reporting unit and impact our assessment of any goodwill impairment charge.

Product Warranty

The Company warrants that for the applicable warranty period its Trex Residential products, when properly installed, used and maintained, will be free from material defects in workmanship and materials and its decking, cladding, fascia and railing products will not split, splinter, rot or suffer structural damage from termites or fungal decay.

Products sold on or after January 1, 2023: The warranty period for residential use is 50 years for Transcend® decking, 35 years for Select® decking and Universal Fascia, and 25 years for Enhance® decking and Transcend, Select, Enhance and Signature® railing. The warranty period for commercial use is 10 years, excluding Signature railing and Transcend cladding, which each have a warranty period of 25 years. The Company further warrants that Trex Transcend, Trex Enhance and Trex Select decking and cladding and Universal Fascia products will not fade in color from light and weathering exposure more than a certain amount and will be resistant to permanent staining from food and beverage substances or mold and mildew, provided the stain is cleaned within seven days of appearance, for the warranty period referred to above. If there is a breach of such warranties, the Company has an obligation either to replace the defective product or refund the purchase price.

Products sold prior to January 1, 2023: The warranty period is 25 years for residential use and 10 years for commercial use. With respect to Trex Signature railing, the warranty period is 25 years for both residential and commercial use. The Company further warrants that Trex Transcend, Trex Enhance, Trex Select and Universal Fascia products will not fade in color more than a certain amount and will be resistant to permanent staining from food substances or mold, provided the stain is cleaned within seven days of appearance, for the warranty period referred to above. If there is a breach of such warranties, the Company has an obligation either to replace the defective product or refund the purchase price.

Reserve estimates are based on management's judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates.

Treasury Stock

The Company records the repurchase of shares of its common stock at cost. These shares are considered treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Revenue Recognition

Trex Residential Products. Trex Residential principally generates revenue from the manufacture and sale of its high-performance, low-maintenance, eco-friendly composite decking and railing products and accessories. Substantially all of its revenues are from contracts with customers, which are individual customer purchase orders of short-term duration of less than one year. Trex Residential satisfies its performance obligations at a point in time. The shipment of each product is a separate performance obligation as the customer is able to derive benefit from each product shipped and no performance obligation remains after shipment. Upon shipment of the product, the customer obtains control over the distinct product and Trex Residential satisfies its performance obligation. Any performance obligation that remains unsatisfied at the end of a reporting period is part of a contract that has an original expected duration of one year or less. Any variable consideration related to the unsatisfied performance obligation is allocated wholly to the unsatisfied performance obligation and recognized when the product ships and the performance obligation is satisfied and is included in "Accrued expenses and other liabilities, Sales and marketing" in Note 8 to these Consolidated Financial Statements.

Trex Commercial Products. Trex Commercial generated revenue from the manufacture and sale of its modular and architectural railing and staging systems. All of its revenues were from fixed-price contracts with customers. Trex Commercial contracts had a single performance obligation as the promise to transfer the individual goods or services was not separately identifiable from other promises in the contract and was, therefore, not distinct.

Trex Commercial satisfied its performance obligation over time as work progressed because control transferred continuously to its customers. Revenue and estimated profit were recognized over time based on the proportion of actual costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the performance obligation. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Incurred costs included all direct material, labor, subcontract and certain indirect costs. The Company reviewed and updated its estimates regularly and recognized adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on revenue and estimated profit to date on a contract is recognized in the period the adjustment is identified. If at any time the estimate of contract profitability indicated an anticipated loss on the contract, the Company recognized the total loss in the period it was identified. During the year ended December 31, 2022, no adjustment to any one contract was material to the Company's Consolidated Financial Statements and no material impairment loss on any contract was recorded.

Insurance Proceeds

The Company maintains insurance coverage for losses it may incur from identifiable insurable events resulting in facility repairs, incremental direct costs to serve its customers and losses in operating income from the loss in net sales. The Company recognizes a gain in the amount of any related insurance proceeds received in excess of any losses incurred. The gain on insurance proceeds is presented in a separate line item in the Consolidated Statements of Comprehensive Income. During the year ended December 31, 2021, the Company recognized gains on insurance proceeds of $8.7 million primarily related to the fire at its Virginia Facility.

Stock-Based Compensation

The Company measures stock-based compensation at the grant date of the award based on the fair value. For stock options, stock appreciation rights and time-based restricted stock and time-based restricted stock units, stock-based compensation is recognized on a straight-line basis over the vesting periods of the award. The Company recognizes forfeitures as they occur. For performance-based restricted stock and performance-based restricted stock units, expense is recognized ratably over the performance and vesting period of each tranche based on management's judgment of the ultimate award that is probable to be paid out based on the achievement of predetermined performance measures. Stock-based compensation expense is included in "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Comprehensive Income.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax laws and statutory tax rates. The Company assesses the likelihood that its deferred tax assets will be realized. Deferred tax assets are reduced by a valuation allowance when, after considering all available positive and negative evidence, it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. As of December 31, 2022, the Company has a valuation allowance of $3.0 million against these deferred tax assets related to certain state tax credits. The Company analyzes its position in subsequent reporting periods, considering all available positive and negative evidence, in determining the expected realization of its deferred tax assets.

Research and Development Costs

Research and development costs are expensed as incurred. For the years ended December 31, 2022, 2021, and 2020, research and development costs were $0.5 million, $6.0 million, and $3.4 million, respectively, and have been included in "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Comprehensive Income.

Advertising Costs

The Company expenses its branding and advertising communication costs as incurred. Production costs are deferred and recognized as expense in the period that the related advertisement is first used. At December 31, 2022 and December 31, 2021, $1.6 million and $3.1 million was included in prepaid expenses for production costs, respectively.

For the years ended December 31, 2022, 2021, and 2020, branding expenses, including advertising expenses as described above, were $43.3 million, $30.7 million, and $31.7 million, respectively.

Fair Value of Financial Instruments

The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, and debt to approximate the fair value of the respective assets and liabilities on the Consolidated Balance Sheets at December 31, 2022 and 2021.

Recently Adopted Accounting Standards

In November 2021, the FASB issued ASU No. 2021-10, "*Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance*". The guidance requires business entities to make annual disclosures about transactions with a government they account for by analogizing to a grant or contribution accounting model, such as IAS 20, ASC 958-605. The annual disclosure requirements include: the nature of the transactions, the entities related accounting policy used, the line items on the balance sheet and income statement that are affected and the amounts applicable to each financial statement line item, and significant terms and conditions of the transactions. The disclosure requirements could be applied either prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application, or retrospectively. The guidance was effective for fiscal years beginning after December 15, 2021, with early application permitted. Adoption of the guidance did not have a material effect on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-01, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*". The guidance provides temporary optional expedients and exceptions related to contract modifications and hedge accounting to ease entities' financial reporting burdens as the market transitions from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. The new guidance allows entities to elect not to apply certain modification accounting requirements, if certain criteria are met, to contracts affected by what the guidance calls reference rate reform. An entity that makes this election would consider changes in reference rates and other contract modifications related to reference rate reform to be events that do not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The ASU notes that changes in contract terms that are made to effect the reference rate reform transition are considered related to the replacement of a reference rate if they are not the result of a business decision that is separate from or in addition to changes to the terms of a contract to effect that transition. The guidance is effective upon issuance and generally can be applied as of March 12, 2020 through December 31, 2022. The guidance did not have a material effect on the Company's consolidated financial statements.

3. SALE OF TREX COMMERCIAL PRODUCTS, INC.

On December 30, 2022, the Company completed the sale of substantially all of the assets of its wholly-owned subsidiary and reportable segment, Trex Commercial, for net proceeds of $7.3 million. The divestiture reflects the Company's decision to focus on driving the most profitable growth strategy for the Company and its shareholders through the execution of its outdoor living strategy. With the sale complete, the Company will dedicate its resources to accelerating conversion to composites from wood and further strengthen its leadership position in the outdoor living category. The sale resulted in a loss on sale of $15.4 million and is reported in the Consolidated Statements of Comprehensive Income. The divestiture did not represent a strategic shift with a major effect on the Company's operations and financial results and therefore is not reported as a discontinued operation. As such, the results of operations of Trex Commercial are consolidated in the Company's results of operations for the year ended December 31, 2022, through the date of sale. Refer to Note 17, Segment Information, for additional information on the Trex Commercial segment.

4. INVENTORIES

Inventories at LIFO value consist of the following as of December 31 (in thousands):

	2022	2021
Finished goods	$ 107,114	$ 58,401
Raw materials	69,292	56,441
Total FIFO inventories	176,406	114,842
Reserve to adjust inventories to LIFO value	(35,051)	(36,467)
Total LIFO inventories	$ 141,355	$ 78,375

Inventory related to Trex Residential composite decking and railing products is stated at the lower of LIFO cost or market. The Company periodically reviews its inventory for slow moving or obsolete items and writes down the related products to estimated market.

Under the LIFO method, reductions in inventory cause a portion of the Company's cost of sales to be based on historical costs rather than current year costs. There was no inventory reduction during 2022 or 2021.

Inventories valued at lower of cost (FIFO method) and net realizable value as of December 31, 2021, were $5.4 million consisting primarily of raw materials. The Company utilized the FIFO method of accounting related to its Trex Commercial products.

5. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following as of December 31 (in thousands):

	2022	2021
Prepaid expenses	$ 10,787	$15,061
Revenues in excess of billings	—	9,109
Income tax receivable	23,979	406
Other	339	576
Total prepaid expenses and other assets	$ 35,105	$25,152

6. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The carrying amount of goodwill at December 31, 2022, and December 31, 2021, was $14.2 million for Trex Residential. For fiscal years 2022, 2021 and 2020, the Company completed its annual impairment test of goodwill for its residential reporting unit in Trex Residential utilizing the qualitative assessment and concluded it was not more likely than not that the fair value of the residential reporting unit was less than its carrying amount.

For fiscal year 2020, the Company completed its annual impairment test of goodwill for its commercial railing reporting unit and its staging reporting unit in Trex Commercial utilizing the qualitative assessment and concluded that it was not more likely than not that the fair value of the respective reporting unit was less than its carrying amount.

For fiscal year 2021, the Company elected to perform the impairment test of goodwill for its commercial railing reporting unit and its staging reporting unit utilizing the quantitative assessment. The Company performed a quantitative assessment primarily due to a reduction in project commitments, which adversely impacted project backlog and forecasted net sales and EBITDA. The reduction in project commitments was influenced by a continued delay in new projects due to lingering uncertainty created in the commercial railing and staging markets by the COVID-19 virus. The delay in new projects, coupled with the Company's successful fulfillment of its pre-pandemic projects, resulted in lower project backlog and reduced forecasted net sales and EBITDA, which became apparent in the fourth quarter of 2021. In performing the quantitative assessment, the Company employed a combination of the Income Approach (i.e., Discounted Cash Flow Method) and the Market Approach. The Discounted Cash Flow Method is a multiple period discounting model in which the fair values of the reporting units are determined by discounting the projected free cash flows using an appropriate discount rate. The Market Approach uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets and liabilities, such as a business. Using these methodologies resulted in the recognition of an impairment loss of the total amount of goodwill of $42.5 million and $11.8 million at its commercial railing and staging reporting units, respectively. The impairment loss was the amount by which the carrying amount exceeded the fair value of each reporting unit, not to exceed the amount of goodwill of each reporting unit. The Company also considered the income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

Level 3 inputs used to determine the fair value of each reporting unit include management's future cash flow projections, a weighted average cost of capital and a residual growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions, such as expectations of future performance and the expected future economic environment, which are partly based on historical experience. Differences between actual and expected results may be material and dependent on future actions and plans. The discount rate and the residual growth rate are based on management's judgment of the rates that would be utilized by a hypothetical market participant. The use of different assumptions, estimates or judgments, including the estimated future cash flows, the discount rate used to discount estimated cash flows to their net present value, and the residual growth rate, could materially increase or decrease the fair value of the reporting unit and, accordingly, could materially increase or decrease related impairment charges.

The Company's intangible assets, purchased in 2018, consist of domain names for Trex Residential. At December 31, 2022, and December 31, 2021, intangible assets were $6.3 million and accumulated amortization was $1.9 million and $1.5 million, respectively. Intangible asset amounts were determined based on the estimated economics of the asset and are amortized over the estimated useful lives on a straight-line basis over 15 years, which approximates the pattern in which the economic benefits are expected to be received. The Company evaluates the recoverability of intangible assets periodically and considers events or circumstances that may warrant revised estimates of useful lives or that may indicate an impairment. Intangible asset amortization expense for the year ended December 31, 2022 and December 31, 2021, was $0.4 million and $0.4 million, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31 (in thousands):

	2022	2021
Machinery and equipment	$ 529,975	$ 471,667
Building and improvements	120,116	101,609
Forklifts and tractors	24,516	18,584
Computer equipment	16,182	15,022
Furniture and fixtures	6,180	2,283
Construction in process	161,035	87,700
Land	24,886	22,911
Total property, plant and equipment	882,890	719,776
Accumulated depreciation	(292,998)	(259,411)
Total property, plant and equipment, net	$ 589,892	$ 460,365

The Company had construction in process as of December 31, 2022 of approximately $161 million. The Company expects that substantially all of the above noted construction in process will be completed and put into service in the year ending December 31, 2025.

Depreciation expense for the years ended December 31, 2022, 2021, and 2020, totaled $43.9 million, $35.5 million, and $17.5 million, respectively.

8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following as of December 31 (in thousands):

	2022	2021
Sales and marketing	$ 19,194	$16,439
Compensation and benefits	8,646	25,450
Operating lease liabilities	7,488	7,066
Manufacturing costs	3,425	4,110
Billings in excess of revenues	—	1,401
Customer deposits	—	35
Other	5,311	3,540
Total accrued expenses and other liabilities	$ 44,064	$58,041

9. DEBT

Revolving Credit Facility

<u>Indebtedness prior to May 18, 2022</u>. On November 5, 2019, the Company entered into a Fourth Amended and Restated Credit Agreement (Fourth Amended Credit Agreement) as borrower, Trex Commercial Products, Inc., as guarantor; Bank of America, N.A. as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; and certain other lenders including Wells Fargo Bank, N.A., who is also Syndication Agent, and Truist Bank, arranged by BOA Securities, Inc., as Sole Lead Arranger and Sole Bookrunner, to amend and restate the Third Amended and Restated Credit Agreement (Third Amended Credit Agreement), dated as of January 12, 2016, as amended. The Fourth Amended Credit Agreement provides the Company with one or more Revolving Loans in a collective maximum principal amount of $250 million from January 1 through June 30 of each year and a maximum principal amount of $200 million from July 1 through December 31 of each year throughout the term, which ends November 5, 2024.

On May 26, 2020, the Company entered into a First Amendment to the Original Credit Agreement (the First Amendment) to provide for an additional $100 million line of credit through May 26, 2022. As a matter of convenience, the parties incorporated the amendments to the Original Credit Agreement made by the First Amendment into a new Fourth Amended and Restated Credit Agreement (New Credit Agreement). In the New Credit Agreement, the revolving commitments under the Original Credit Agreement are referred to as Revolving A Commitments and the new $100 million line of credit is referred to as Revolving B Commitments. In the New Credit Agreement, all of the material terms and conditions related to the original line of credit (Revolving A Commitments) remained unchanged from the Original Credit Agreement.

The Company's revolving credit facility executed November 5, 2019, was completely replaced by the Company's revolving credit facility executed May 18, 2022.

<u>Indebtedness on and after May 18, 2022</u>. On May 18, 2022, the Company, as borrower; Trex Commercial Products, Inc. (Trex Commercial), as guarantor; Bank of America, N.A. (BOA), as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; Wells Fargo Bank, National Association (Wells Fargo), as lender and

Syndication Agent; Regions Bank, PNC Bank, National Association, and TD Bank, N.A. (each, a Lender and collectively, the Lenders), arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner, entered into a Credit Agreement (Credit Agreement) to amend and restate the Fourth Amended and Restated Credit Agreement dated as of November 5, 2019.

Under the Credit Agreement, the Lenders agreed to provide the Company with one or more Revolving Loans in a collective maximum principal amount of $400,000,000 (Loan Limit) throughout the term, which ends May 18, 2027 (Term). Included within the Loan Limit are sublimits for a Letter of Credit facility in an amount not to exceed $60,000,000; and Swing Line Loans in an aggregate principal amount at any time outstanding not to exceed $20,000,000. The Revolving Loans, the Letter of Credit facility and the Swing Line Loans are for the purpose of raising working capital and supporting general business operations.

The Credit Agreement provides the Company, in the aggregate, the ability to borrow an amount up to the Loan Limit during the Term. The Company is not obligated to borrow any amount under the Loan Limit. Within the Loan Limit, the Company may borrow, repay and reborrow at any time or from time to time while the Notes are in effect. Base Rate Loans (as defined in the Credit Agreement) under the Revolving Loans and the Swing Line Loans accrue interest at the Base Rate plus the Applicable Rate (as defined in the Credit Agreement) and Term SOFR Loans for the Revolving Loans accrue interest at the rate per annum equal to the sum of Term SOFR for such interest period plus the Applicable Rate (as defined in the Credit Agreement). The Base Rate for any day is a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by BOA as its prime rate, and (c) the Term SOFR plus 1.0% subject to certain interest rate floors. Repayment of all then outstanding principal, interest, fees and costs is due at the end of the Term.

The Company and BofA Securities, Inc. as a sustainability coordinator, are entitled to establish specified key performance indicators (KPIs) with respect to certain environmental, social and governance targets of the Company and its subsidiaries. The sustainability coordinator and the Company may amend the Credit Agreement for the purpose of incorporating the KPIs and other related provisions, unless the Lenders object to such amendment on or prior to the date that is ten business days after the date on which such amendment is posted for review by the Lenders. Based on the performance of the Company and its subsidiaries against the KPIs, certain adjustments (increase, decrease or no adjustment) to otherwise applicable pricing will be made; provided that the amount of such adjustments shall not exceed certain aggregate caps as in the definitive loan documentation.

Under the terms of the Security and Pledge Agreement, the Company and Trex Commercial, subject to certain permitted encumbrances, as collateral security for the above-stated loans and all other present and future indebtedness of the Company owing to the Lenders grants to BOA, as Administrative Agent for the Lenders, a continuing security interest in certain collateral described and defined in the Security and Pledge Agreement but excluding the Excluded Property (as defined in the Security and Pledge Agreement).

Indebtedness On and After December 22, 2022. As of December 22, 2022, the Company entered into a First Amendment to the Credit Agreement (First Amendment) by and among the Company, as borrower, the guarantors party thereto; Bank of America, N.A. (BOA), as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; TD Bank, N.A. as lender and Syndication Agent; Regions Bank, PNC Bank, National Association, and Wells Fargo Bank, National Association (each, a Lender and collectively, the Lenders), arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner, amending that certain Credit Agreement dated as of May 18, 2022, by and among the Company, as borrower, the guarantors party thereto, BOA, as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer and the other lenders identified therein (as so amended, the "Credit Agreement"). As a part of the First Amendment, the Credit Agreement was amended and restated to provide for an additional Revolving B Loan (as hereinafter defined).

Under the First Amendment, the Lenders agreed to provide the Company with a Revolving B Loan consisting of one or more revolving loans in a collective maximum principal amount of $150,000,000 (Revolving

B Loan Limit) throughout the term, which ends December 22, 2024 (Revolving B Loan Term). Previously, under the Credit Agreement, there was no Revolving B Loan. The First Amendment also provided that TD Bank, N.A. would serve as Syndication Agent.

As of December 22, 2022, the Credit Agreement was amended and restated to refer to this loan as the Revolving A Loan. The amended and restated Credit Agreement was made an Exhibit A to the First Amendment. All of the terms of the Credit Agreement apply to the Revolving B Loan. The Credit Agreement continues to include sublimits under the Revolving A Loan for a Letter of Credit facility in an amount not to exceed $60,000,000; and Swing Line Loans in an aggregate principal amount at any time outstanding not to exceed $20,000,000. The Revolving Loans, the Letter of Credit facility and the Swing Line Loans under Revolving A Loan are for the purpose of raising working capital and supporting general business operations.

The Notes provide the Company, in the aggregate, the ability to borrow an amount up to the Revolving A Loan Limit during the Revolving A Loan Term and Revolving B Loan Limit during the Revolving B Loan Term. The Company is not obligated to borrow any amount under the revolving loans. Within the respective loan limit, the Company may borrow, repay and reborrow at any time or from time to time while the Notes are in effect. With respect to Revolving B Loans, for any day, the rate per annum is a tiered pricing based upon the Consolidated Debt to Consolidated EBITDA Ratio. The applicable rate for Revolving B Loans that are Base Rate Loans range between1.20% and 2.15% and the applicable rate for Revolving B Loans that are Term SOFR/Term SOFR Daily Floating Rate range between 0.20% and 1.15%.

The Company had $222 million in borrowings outstanding under its revolving credit facility and available borrowing capacity of $328 million at December 31, 2022. The weighted average interest rate on the revolving credit facility was 5.22% as of December 31, 2022.

Compliance with Debt Covenants and Restrictions

Pursuant to the terms of the Credit Agreement, the Company is subject to certain loan compliance covenants. The Company was in compliance with all covenants as of December 31, 2022. Failure to comply with the financial covenants could be considered a default of repayment obligations and, among other remedies, could accelerate payment of any amounts outstanding.

10. LEASES

For the years ended December 31, 2022 and December 31, 2021, total operating lease cost was $8.4 million and $8.1 million, respectively. The weighted average remaining lease term at December 31, 2022 and December 31, 2021 was 5.2 years and 5.8 years, respectively. The weighted average discount rate at December 31, 2022 and December 31, 2021 was 2.10% and 2.47%, respectively.

The following table includes supplemental cash flow information for the years ended December 31, 2022 and December 31, 2021 and December 31, 2020 and supplemental balance sheet information at December 31, 2022 and December 31, 2021 related to operating leases (in thousands):

Supplemental Cash Flow Information	For the Year Ended December 31,		
	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$8,688	$8,280	$8,736
Operating ROU assets obtained in exchange for lease liabilities	$8,064	$7,295	$1,427

Supplemental Balance Sheet Information	December 31, 2022	December 31, 2021
Operating lease ROU assets	$30,991	$34,571
Operating lease liabilities:		
Accrued expenses and other current liabilities	$ 7,488	$ 7,066
Operating lease liabilities	23,974	28,263
Total operating lease liabilities	$31,462	$35,329

The following table summarizes maturities of operating lease liabilities at December 31, 2022 (in thousands):

Maturities of operating lease liabilities	
2023	$ 7,591
2024	6,746
2025	5,155
2026	4,476
2027	4,318
Thereafter	4,840
Total lease payments	33,126
Less imputed interest	(1,664)
Total operating liabilities	$31,462

11. FINANCIAL INSTRUMENTS

The Company considers the recorded value of its financial assets and liabilities, consisting primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, and debt to approximate the fair value of the respective assets and liabilities on the Consolidated Balance Sheets at December 31, 2022 and 2021.

12. STOCKHOLDERS' EQUITY

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net income	$ 184,626	$ 208,737	$ 175,631
Denominator:			
Basic weighted average shares outstanding	111,710,676	115,461,016	115,888,859

	Year Ended December 31,		
	2022	**2021**	**2020**
Effect of dilutive securities:			
Stock appreciation rights	94,859	180,875	192,579
Restricted stock	74,953	120,952	171,428
Diluted weighted average shares outstanding	111,880,488	115,762,843	116,252,866
Basic earnings per share	$ 1.65	$ 1.81	$ 1.52
Diluted earnings per share	$ 1.65	$ 1.80	$ 1.51

Diluted earnings per share is computed using the weighted average number of shares determined for the basic earnings per share computation plus the dilutive effect of common stock equivalents using the treasury stock method. The computation of diluted earnings per share excludes the following potentially dilutive securities because the effect would be anti-dilutive:

	Year Ended December 31,		
	2022	**2021**	**2020**
Restricted stock	48,851	6,296	—
Stock appreciation rights	52,107	12,602	14,697

Stock Repurchase Program

On February 16, 2018, the Board of Directors adopted a stock repurchase program of up to 11.6 million shares of the Company's outstanding common stock (Stock Repurchase Program). During 2022, the Company repurchased 6.5 million shares of the Company's outstanding common stock under the Stock Repurchase Program.

13. REVENUE FROM CONTRACTS WITH CUSTOMERS

Topic 606 provides a single, comprehensive model for revenue recognition arising from contracts with customers. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. A contract's transaction price is allocated to each distinct performance obligation and revenue is recognized when or as the Company satisfies the performance obligation. Revenue is recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring control of the goods or services to a customer.

Trex Residential Products

Trex Residential principally generates revenue from the manufacture and sale of its high-performance, low-maintenance, eco-friendly wood-alternative composite decking and residential railing products and accessories. Substantially all of its revenues are from contracts with customers, which are purchase orders of short-term duration of less than one year. Its customers, in turn, sell primarily to the residential market, which includes replacement, remodeling and new construction related to outdoor living products. Trex Residential satisfies its performance obligations at a point in time. The shipment of each product is a separate performance obligation as the customer is able to derive benefit from each product shipped and no performance obligation remains after shipment. Upon shipment of the product, the customer obtains control over the distinct product and Trex Residential satisfies its performance obligation. Any performance obligation that remains unsatisfied at the end of a reporting period is part of a contract that has an original expected duration of one year or less. Any variable consideration related to the unsatisfied performance obligation is allocated wholly to the unsatisfied performance obligation and recognized when the product ships and the performance obligation is satisfied and is included in "Accrued expenses and other liabilities, Sales and marketing" in Note 8 to the Consolidated Financial Statements.

For each product shipped, the transaction price by product is specified in the purchase order. The Company recognizes revenue on the transaction price less any amount offered under a sales incentive program. The Company recognizes an account receivable for the amount of revenue recognized as it has an unconditional right to consideration at the time of shipment and payment from the customer is due based solely on the passage of time. The Company receives payments from its customers based on the payment terms applicable to each individual contract and the customer pays in accordance with the billing terms specified in the purchase order, which is less than one year. The related accounts receivables are included in "Accounts receivable, net" in the Consolidated Balance Sheets.

Trex Residential may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, based on direct sales to the customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as a reduction of revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, Trex Residential may offer payment discounts. It estimates the payment discount that it believes will be taken by the customer based on prior history using the most-likely-amount method of estimation.

Trex Residential pays commissions to certain employees. However, the sales commissions are not directly attributable to identifiable contracts, are discretionary in nature and are based on other factors not related to obtaining a contract, such as individual performance, profitability of the entity, annual sales targets, etc. These costs are included in selling, general and administrative expenses as incurred. Trex Residential does not grant contractual product return rights to customers other than pursuant to its assurance product warranty (see related disclosure on product warranties in Note 18, "Commitments and Contingencies". Trex Residential accounts for all shipping and handling fees invoiced to the customer in net sales and the related costs in cost of sales.

Trex Commercial Products

Trex Commercial generated revenue from the manufacture and sale of its modular and architectural railing and staging systems. All of its revenues were from fixed-price contracts with customers. Trex Commercial contracts had a single performance obligation as the promise to transfer the individual goods or services was not separately identifiable from other promises in the contract and was, therefore, not distinct. On December 30, 2022, the Company completed the sale of Trex Commercial.

Trex Commercial satisfied its performance obligation over time as work progressed because control transferred continuously to its customers. Revenue and estimated profit was recognized over time based on the proportion of actual costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the performance obligation. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Incurred costs included all direct material, labor, subcontract and certain indirect costs. The Company reviewed and updated its estimates regularly and recognized adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on revenue and estimated profit to date on a contract is recognized in the period the adjustment is identified. Revenues and profits in future periods are recognized using the adjusted estimate. If at any time the estimate of contract profitability indicated an anticipated loss on the contract, the Company recognized the total loss in the period it is identified. During the year ended December 31, 2022, no adjustment to any one contract was material to the Company's Consolidated Financial Statements.

The Company recognized an account receivable for satisfied performance obligations as it had an unconditional right to consideration and payment from the customer was due based solely on the passage of time.

The Company received payments from its customers on the accounts receivable based on the payment terms applicable to each individual contract and the customer paid in less than one year.

In addition, the timing of revenue recognition, billings and cash collections resulted in revenues in excess of billings and contract retainage (contract assets), and billings in excess of revenues and customer deposits (contract liabilities). These assets and liabilities were reported on a contract-by-contract basis at the end of each reporting period in prepaid expenses and other assets (contract assets), and accrued expenses and other liabilities (contract liabilities).

Trex Commercial paid sales commissions that were directly attributable to identifiable contracts to certain of its employees. If the amortization period of the commission was one year or less, then the Company recognized the commission expense as incurred. Otherwise, the Company capitalized the commission and amortized it on a straight-line basis over the life of the contract. Trex Commercial did not grant contractual product return rights to customers other than pursuant to its assurance product warranty. All shipping and handling fees invoiced to the customer were included in net sales and the related costs were included in cost of sales.

For each year in the three years ended December 31, 2022, net sales are disaggregated in the following tables by (1) market (2) timing of revenue recognition, and (3) type of contract. The tables also include a reconciliation of the respective disaggregated net sales with the Company's reportable segments (in thousands):

Year Ended December 31, 2022	Reportable Segment		
	Trex Residential	Trex Commercial	Total
Timing of Revenue Recognition and Type of Contract			
Products transferred at a point in time and variable consideration contracts	$ 1,059,536	$ —	$ 1,059,536
Products transferred over time and fixed price contracts	—	46,507	46,507
	$ 1,059,536	$46,507	$ 1,106,043

Year Ended December 31, 2021	Reportable Segment		
	Trex Residential	Trex Commercial	Total
Timing of Revenue Recognition and Type of Contract			
Products transferred at a point in time and variable consideration contracts	$1,139,266	$ —	$1,139,266
Products transferred over time and fixed price contracts	—	57,686	57,686
	$1,139,266	$57,686	$1,196,952

Year Ended December 31, 2020	Reportable Segment		
	Trex Residential	*Trex Commercial*	*Total*
Timing of Revenue Recognition and Type of Contract			
Products transferred at a point in time and variable consideration contracts	$827,792	$ —	$827,792
Products transferred over time and fixed price contracts	—	53,039	53,039
....	$827,792	$53,039	$880,831

14. STOCK-BASED COMPENSATION

On April 30, 2014, Trex stockholders approved the Trex Company, Inc. 2014 Stock Incentive Plan (Plan), which was previously approved by the Board of Directors on February 19, 2014. The Plan is administered by the Compensation Committee of the Trex Board of Directors. Stock-based compensation is granted to officers, directors and certain key employees in accordance with the provisions of the Plan. The Plan provides for grants of stock options, restricted stock, restricted stock units, stock appreciation rights (SARs), and unrestricted stock. The total aggregate number of shares of the Trex common stock that may be issued under the Plan is 25,680,000 and as of December 31, 2022, the total number of shares available for future issuance was 11,047,894.

The Company recognizes stock-based compensation expense ratably over the period from grant date to the earlier of (1) the vesting date of the award, or (2) the date the grantee is eligible to retire without forfeiting the award. For performance-based restricted stock and performance-based restricted stock units, expense is recognized ratably over the performance and vesting period of each tranche based on management's judgment of the ultimate award that is probable to be paid out based on the achievement of the predetermined performance measures. For the employee stock purchase plan, compensation expense is recognized related to the discount on purchases. The following table summarizes the Company's stock-based compensation expense (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Time-based restricted stock and restricted stock units	$3,783	$2,892	$3,219
Performance-based restricted stock and restricted stock units	540	4,681	2,881
Stock appreciation rights	792	485	648
Employee stock purchase plan	214	381	383
Total stock-based compensation	$5,329	$8,439	$7,131

Stock-based compensation expense is included in "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Comprehensive Income.

Time-Based Restricted Stock and Time-Based Restricted Stock Units

The fair value of time-based restricted stock and time-based restricted stock units is determined based on the closing price of Trex shares on the grant date. Time-based restricted stock and time-based restricted stock units vest based on the terms of the awards. Unvested time-based restricted stock and unvested time-based restricted stock units are generally forfeitable upon the resignation of employment or termination of employment with cause. The total fair value of vested time-based restricted shares and vested time-based restricted stock units for the years ended December 31, 2022, 2021 and 2020 was $3.7 million, $8.2 million, and $6.1 million, respectively. At December 31, 2022, there was $3.5 million of total compensation expense related to unvested time-based restricted stock and unvested time-based restricted stock units remaining to be recognized over a weighted-average period of approximately 1.6 years.

Time-based restricted stock and restricted stock unit activity under the Plan and all predecessor stock incentive plans is as follows:

	Time-based Restricted Stock and Restricted Stock Unit	Weighted-Average Grant Price Per Share
Nonvested at December 31, 2019	218,466	$ 28.75
Granted	54,406	$ 53.97
Vested	(111,036)	$ 30.94
Forfeited	(1,114)	$ 40.34
Nonvested at December 31, 2020	160,722	$ 35.68
Granted	33,703	$100.50
Vested	(78,081)	$ 37.81
Forfeited	(4,798)	$ 66.00
Nonvested at December 31, 2021	111,546	$ 52.91
Granted	57,094	$ 75.06
Vested	(56,719)	$ 58.13
Forfeited	(1,286)	$ 86.84
Nonvested at December 31, 2022	110,635	$ 61.28

Performance-based Restricted Stock and Performance-Based Restricted Stock Units

The fair value of performance-based restricted stock and performance-based restricted stock units is determined based on the closing price of Trex shares on the grant date. Unvested performance-based restricted stock and unvested performance-based restricted stock units are generally forfeitable upon the resignation of employment or termination of employment with cause. The performance-based restricted shares and performance-based restricted stock units have a three-year vesting period, vesting one-third each year based on target earnings before interest, taxes, depreciation and amortization (EBITDA) for 1 year, cumulative 2 years and cumulative 3 years, respectively. The number of shares that will vest, with respect to each vesting, will be between 0% and 200% of the target number of shares. At December 31, 2022, 2021 and 2020 there was $0.3 million, $2.8 million, and $1.7 million, respectively, of total compensation expense related to unvested performance-based restricted stock and unvested performance-based restricted stock units remaining to be recognized over a weighted-average period of approximately one year.

Performance-based restricted stock activity under the Plan is as follows:

	Performance-based Restricted Stock and Performance-based Restricted Stock Units	Weighted-Average Grant Price Per Share
Nonvested at December 31, 2019	123,656	$30.67
Granted	78,404	$39.60
Vested	(128,762)	$28.87
Forfeited	(728)	$41.12
Nonvested at December 31, 2020	72,570	$43.42
Granted	36,522	$86.26
Vested	(45,051)	$39.41
Forfeited	(6,273)	$65.30
Nonvested at December 31, 2021	57,768	$71.21
Granted	72,152	$76.14
Vested	(57,875)	$64.43
Forfeited	(562)	$82.95
Nonvested at December 31, 2022	71,483	$81.57

Stock Appreciation Rights

SARs are granted with a grant price equal to the closing market price of the Company's common stock on the date of grant. These awards expire ten years after the date of grant and vest based on the terms of the individual awards. The SARs are generally forfeitable upon the resignation of employment or termination of employment with cause. The Company recognizes forfeitures as they occur. The Company recognizes compensation cost on a straight-line basis over the vesting period for the award.

As of December 31, 2022, there was $1.1 million of unrecognized compensation cost related to SARs. The fair value of each SAR is estimated on the date of grant using a Black-Scholes option-pricing model. For SARs issued in the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, the assumptions shown in the following table were used:

	Year Ended December 31,		
	2022	2021	2020
Dividend yield	0%	0%	0%
Average risk-free interest rate	1.9%	0.6%	1.3%
Expected term (years)	5	5	5
Expected volatility	44.9%	58.7%	38.3%

Dividend Yield. Trex has never paid cash dividends on its common stock.

Average Risk-Free Interest Rate. The Company uses the U.S. Treasury rate having a term that most closely resembles the expected term of the option.

Expected Term. The expected term is the period of time that the SARs granted are expected to remain unexercised. SARs granted during the years ended December 31, 2022, December 31, 2021 and December 31, 2020 had a maximum term of ten years. The Company used historical exercise behavior with further consideration given to the class of employees to whom the equity awards were granted to estimate the expected term of the SAR.

Expected Volatility. Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company has used the historical volatility over the average expected term of the options granted as the expected volatility.

The weighted-average grant date fair value of SARs granted during the years ended December 31, 2022, December 31, 2021 and December 31, 2020 was $33.90, $51.84, and $17.81, respectively.

SAR activity under the Plan and all predecessor stock incentive plans is as follows:

	SARs	Weighted-Average Grant Price Per Share		Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of December 31, 2021
Outstanding at December 31, 2019	304,038	$	15.79		
Granted	43,830	$	50.39		
Exercised	(54,592)	$	9.41		
Canceled	—	$	—		
Outstanding at December 31, 2020	293,276	$	22.15		
Granted	15,029	$	104.56		
Exercised	(102,562)	$	9.45		
Canceled	(4,745)	$	61.66		
Outstanding at December 31, 2021	200,998	$	33.86		
Granted	32,971	$	82.01		
Exercised	—	$	—		
Canceled	—	$	—		
Outstanding at December 31, 2022	233,969	$	40.64	5.5	$2,885,217
Vested at December 31, 2022	184,563	$	30.11	4.6	$2,885,517
Exercisable at December 31, 2022	184,563	$	30.11	4.6	$2,885,217

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (ESPP) that permits eligible employees to purchase shares of common stock of the Company at a purchase price which is the lesser of 85% of the market price on either the first day of the calendar quarter or the last day of the calendar quarter. Eligible employees may elect to participate in the plan by authorizing payroll deductions of up to 15% of gross compensation for each payroll period. On the last day of each quarter, each participant's contribution account is used to purchase the maximum number of whole shares of common stock determined by dividing the contribution account balance by the purchase price. The aggregate number of shares of common stock that may be purchased under the plan is 2,400,000. Through December 31, 2022, employees had purchased approximately 1,870,151 shares under the plan.

15. EMPLOYEE BENEFIT PLANS

The Company has two 401(k) Profit Sharing Plans for the benefit of its employees who meet certain eligibility requirements and it matches qualifying employee contributions. The Company's contributions to the plans totaled $8.1 million, $6.6 million, and $5.7 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

16. INCOME TAXES

Income tax provision (benefit) consists of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current income tax provision:			
Federal	$28,830	$30,450	$35,423
State	9,126	15,192	10,455
	37,956	45,642	45,878
Deferred income tax provision:			
Federal	20,000	21,607	12,603
State	4,256	(595)	522
	24,256	21,012	13,125
Total income tax provision	$62,212	$66,654	$59,003

The Company's effective tax rate for the year ended December 31, 2022 was 25.2% and was comparable to the effective tax rate for the year ended December 31, 2021, which resulted in income tax expense of $62.2 million and $66.7 million, respectively.

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal statutory rate to income before taxes as a result of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
U.S. Federal statutory taxes	$51,836	$57,832	$49,273
State and local taxes, net of U.S. Federal benefit	10,608	12,174	10,641
Permanent items	(208)	1,208	1,198
Excess tax benefits from vesting or settlement of stock compensation awards	(11)	(2,868)	(1,635)
Federal credits	(598)	(686)	(565)
Other	585	(1,006)	91
Total income tax provision	$62,212	$66,654	$59,003

Deferred tax assets and liabilities consist of the following (in thousands):

	As of December 31,	
	2022	2021
Deferred tax assets:		
Net operating losses	$ 132	$ 64
Tax Cut and Jobs Act capitalization of research and development costs	2,152	—
Residential product warranty reserve	6,469	7,260
Stock-based compensation	1,146	1,305
Accruals not currently deductible and other	373	1,371
Inventories	2,965	2,210
Operating lease liability	7,941	8,965
Deferred revenue	2,921	2,935
Goodwill amortization	—	6,858
State tax credit carryforwards	4,084	3,394
Gross deferred tax assets, before valuation allowance	28,183	34,362
Valuation allowance	(3,026)	(2,232)
Gross deferred tax assets, after valuation allowance	25,157	32,130
Deferred tax liabilities:		
Depreciation	(74,604)	(63,483)
Operating lease right-of-use asset	(7,687)	(8,635)
Inventories	(6,749)	(2,485)
Goodwill amortization	(2,879)	—
Other	(1,462)	(1,494)
Gross deferred tax liabilities	(93,381)	(76,097)
Net deferred tax liability	$(68,224)	$(43,967)

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax laws and statutory tax rates. In accordance with accounting standards, the Company assesses the likelihood that its deferred tax assets will be realized. Deferred tax assets are reduced by a valuation allowance when, after considering all available positive and negative evidence, it is determined that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, primarily certain state income tax credits. As of December 31, 2022, the Company had a valuation allowance of $3.0 million against deferred tax assets it estimates will not be realized. The Company will analyze its position in subsequent reporting periods, considering all available positive and negative evidence, in determining the expected realization of its deferred tax assets.

The Company recognizes interest and penalties related to tax matters as a component of "Selling, general and administrative expenses" in the accompanying Consolidated Statements of Comprehensive Income. As of December 31, 2022, the Company has identified no uncertain tax position and, accordingly, has not recorded any unrecognized tax benefits or associated interest and penalties.

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations may result in future assessments by these taxing authorities, and the Company has accrued a liability when it believes that it is not more likely than not that it will realize the benefits of tax positions that it has taken or for the amount of any tax benefit that exceeds the cumulative probability threshold in accordance with accounting standards. As of December 31, 2022, for certain tax jurisdictions, tax years 2018 through 2022 remain subject to examination. The Company believes that adequate provisions have been made for all tax returns subject to examination. Sales made to foreign distributors are not taxable in any foreign jurisdictions as the Company does not have a taxable presence.

17. SEGMENT INFORMATION

Through December 30, 2022, the Company operated in two reportable segments:

- Trex Residential manufactures composite decking and railing and related products marketed under the brand name Trex®. The products are sold to its distributors and two national retailers who, in turn, sell primarily to the residential market, which includes replacement, remodeling and new construction related to outdoor living products.

- Trex Commercial designed, engineered, and marketed modular and architectural railing and staging systems for the commercial and multi-family market, including sports stadiums and performing arts venues. The segment's products were sold through architects, specifiers, contractors, and others doing business within the segment's commercial market. On December 30, 2022, the Company completed the sale of Trex Commercial. Refer to Note 3 to these consolidated financial statements for additional information on the sale of Trex Commercial.

The Company's reportable segments have been determined in accordance with its internal management structure, which is organized based on residential and commercial operations. The Company evaluates performance of each segment primarily based on net sales and earnings before interest, taxes, depreciation and amortization (EBITDA). The Company uses net sales to assess performance and allocate resources as this measure represents the amount of business the segment engaged in during a given period of time, is an indicator of market growth and acceptance of segment products and represents the segment's customers' spending habits along with the amount of product the segment sells relative to its competitors. The Company uses EBITDA to assess performance and allocate resources because it believes that EBITDA facilitates performance comparison between the segments by eliminating interest, taxes, and depreciation and amortization charges to income.

Segment Data (in thousands):

	Net Sales	Net Income (Loss) (1)	EBITDA	Depreciation and Amortization	Income Tax Expense / (Benefit)	Capital Expenditures	Total Assets
December 31, 2022							
Trex Residential	$1,059,536	$200,876	$311,259	$43,173	$ 67,313	$175,904	$933,705
Trex Commercial	46,507	(16,250)	(20,226)	1,125	(5,101)	324	—
Total	$1,106,043	$184,626	$291,033	$44,298	$ 62,212	$176,228	$933,705
December 31, 2021							
Trex Residential	$1,139,266	$247,059	$361,485	$34,941	$ 79,500	$157,568	$881,225
Trex Commercial	57,686	(38,322)	(50,163)	1,005	(12,846)	1,826	39,096
Total	$1,196,952	$208,737	$311,322	$35,946	$ 66,654	$159,394	$920,321
December 31, 2020							
Trex Residential	$ 827,792	$171,197	$244,817	$17,131	$ 57,488	$171,784	$676,948
Trex Commercial	53,039	4,434	6,758	809	1,515	1,039	93,544
Total	$ 880,831	$175,631	$251,575	$17,940	$ 59,003	$172,823	$770,492

(1) For the year ended December 31, 2022, total consolidated net income and net loss at Trex Commercial includes a loss on sale of Trex Commercial on December 30, 2022 of $15.4 million. For the year ended December 31, 2021, total consolidated net income and net loss at Trex Commercial includes a goodwill impairment charge of $54.2 million.

Reconciliation of Net Income (Loss) to EBITDA (in thousands):

	Net Income / (Loss)	Interest (Income), Net	Income Tax Expense / (Benefit)	Depreciation and Amortization	EBITDA
December 31, 2022					
Trex Residential	$200,876	$(103)	$ 67,313	$43,173	$311,259
Trex Commercial	(16,250)	—	(5,101)	1,125	(20,226)
Total	$184,626	$(103)	$ 62,212	$44,298	$291,033
December 31, 2021					
Trex Residential	$247,059	$ (15)	$ 79,500	$34,941	$361,485
Trex Commercial	(38,322)	—	(12,846)	1,005	(50,163)
Total	$208,737	$ (15)	$ 66,654	$35,946	$311,322
December 31, 2020					
Trex Residential	$171,197	$(999)	$ 57,488	$17,131	$244,817
Trex Commercial	4,434	—	1,515	809	6,758
Total	$175,631	$(999)	$ 59,003	$17,940	$251,575

18. SEASONALITY

The operating results for Trex Residential have historically varied from quarter to quarter. Seasonal, erratic or prolonged adverse weather conditions in certain geographic regions reduce the level of home improvement and construction activity and can shift demand for its products to a later period. As part of its normal business practice and consistent with industry practice, Trex Residential has historically offered incentive programs to its distributors and dealers to build inventory levels before the start of the prime deck-building season in order to ensure adequate availability of its product to meet anticipated seasonal consumer demand. The seasonal effects are often offset by the positive effect of the incentive programs

19. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company has lawsuits, as well as other claims, pending against it which are ordinary routine litigation and claims incidental to the business. Management has evaluated the merits of these lawsuits and claims and believes that their ultimate resolution will not have a material effect on the Company's consolidated financial condition, results of operations, liquidity or competitive position.

Purchase Commitments

The Company fulfills requirements for raw materials under both purchase orders and supply contracts. In the year ended December 31, 2022, the Company purchased reclaimed wood fiber requirements under purchase orders and long-term supply commitments not exceeding four years. All of the Company's scrap polyethylene, aluminum and stainless-steel purchases are under short-term supply contracts that may average approximately one to two years, for which pricing is negotiated as needed, or under purchase orders that do not involve long-term supply commitments.

The wood and polyethylene supply contracts generally provide that the Company is obligated to purchase all wood or polyethylene a supplier provides, if the wood or polyethylene meets certain specifications. The amount of wood and polyethylene the Company is required to purchase under these contracts varies with the production of its suppliers and, accordingly, is not fixed or determinable. As of December 31, 2022, the Company has purchase commitments under material supply contracts of $53 million for the year ending December 31, 2023, and a total of $45 million for the years ending December 31, 2024 through 2026.

Product Warranty

The Company warrants that for the applicable warranty period its Trex Residential products, when properly installed, used and maintained, will be free from material defects in workmanship and materials and its decking, cladding, fascia and railing products will not split, splinter, rot or suffer structural damage from termites or fungal decay.

Products sold on or after January 1, 2023: The warranty period for residential use is 50 years for Transcend® decking, 35 years for Select® decking and Universal Fascia, and 25 years for Enhance® decking and Transcend, Select, Enhance and Signature® railing. The warranty period for commercial use is 10 years, excluding Signature railing and Transcend cladding, which each have a warranty period of 25 years. The Company further warrants that Trex Transcend, Trex Enhance and Trex Select decking and cladding and Universal Fascia products will not fade in color from light and weathering exposure more than a certain amount and will be resistant to permanent staining from food and beverage substances or mold and mildew, provided the stain is cleaned within seven days of appearance, for the warranty period referred to above. If there is a breach of such warranties, the Company has an obligation either to replace the defective product or refund the purchase price.

Products sold prior to January 1, 2023: The warranty period is 25 years for residential use and 10 years for commercial use. With respect to Trex Signature railing, the warranty period is 25 years for both residential and commercial use. The Company further warrants that Trex Transcend, Trex Enhance, Trex Select and Universal Fascia products will not fade in color more than a certain amount and will be resistant to permanent staining from food substances or mold, provided the stain is cleaned within seven days of appearance, for the warranty period referred to above. If there is a breach of such warranties, the company has an obligation either to replace the defective product or refund the purchase price.

Trex Residential continues to receive and settle claims for decking products manufactured at its Nevada facility prior to 2007 that exhibit surface flaking and maintains a warranty reserve to provide for the settlement of these claims. Estimating the warranty reserve for surface flaking claims requires management to estimate (1) the number of claims to be settled with payment and (2) the average cost to settle each claim.

To estimate the number of claims to be settled with payment, the Company utilizes actuarial techniques to determine a reasonable possible range of claims to be received and the percentage of those claims that will ultimately require payment (collectively, elements). Estimates for these elements are quantified using a range of assumptions derived from claim count history and the identification of factors influencing the claim counts to determine its best estimate of future claims for which to record a related liability. The cost per claim varies due to a number of factors, including the size of affected decks, the availability and type of replacement material used, the cost of production of replacement material and the method of claim settlement.

The Company monitors surface flaking claims activity each quarter for indications that its estimates require revision. Typically, a majority of surface flaking claims received in a year are received during the summer outdoor season, which spans the second and third quarters. It has been the Company's practice to utilize the actuarial techniques discussed above during the third quarter, after a significant portion of all claims has been received for the fiscal year and variances to annual claims expectations are more meaningful.

The number of incoming claims received in the year ended December 31, 2022 was significantly lower than the number of claims received in the year ended December 31, 2021, and lower than the Company's expectations for 2022. Average cost per claim experienced in the year ended December 31, 2022 was significantly higher than that experienced in the year ended December 31, 2021, and higher than the Company's expectations for 2022. The elevated average cost per claim experienced in the year ended December 31, 2022, was primarily the result of the closure of three large claims, which were considered in the Company's estimation of the surface flaking reserve. The Company believes the reserve at December 31, 2022 is sufficient to cover future surface flaking obligations.

The Company's analysis is based on currently known facts and a number of assumptions, as discussed above, and current expectations. Projecting future events such as the number of claims to be received, the number of claims that will require payment and the average cost of claims could cause the actual warranty liabilities to be higher or lower than those projected, which could materially affect the Company's financial condition, results of operations or cash flows. The Company estimates that the annual number of claims received will continue to decline over time and that the average cost per claim will increase slightly, primarily due to inflation. If the level of claims received or average cost per claim differs materially from expectations, it could result in additional increases or decreases to the warranty reserve and a decrease or increase in earnings and cash flows in future periods. The Company estimates that a 10% change in the expected number of remaining claims to be settled with payment or the expected cost to settle claims may result in approximately a $1.6 million change in the surface flaking warranty reserve.

The Company also maintains a warranty reserve for the settlement of other residential product warranty claims and records the provision at the time of product sale.

The following is a reconciliation of the Company's residential product warranty reserve (in thousands):

	Year Ended December 31, 2022		
	Surface Flaking	Other Residential	Total
Beginning balance, January 1	$18,542	$10,053	$28,595
Provisions and changes in estimates	—	1,914	1,914
Settlements made during the period	(2,637)	(2,273)	(4,910)
Ending balance, December 31	$15,905	$ 9,694	$25,599

	Year Ended December 31, 2021		
	Surface Flaking	Other Residential	Total
Beginning balance, January 1	$21,325	$ 8,148	$29,473
Provisions and changes in estimates	—	3,846	3,846
Settlements made during the period	(2,783)	(1,941)	(4,724)
Ending balance, December 31	$18,542	$10,053	$28,595

Trex Residential Arkansas Manufacturing Facility

In October 2021, the Company announced plans to add a third U.S.-based Trex Residential manufacturing facility located in Little Rock, Arkansas, that will sit on approximately 300 acres of land. The development approach for the new campus will be modular and calibrated to demand trends for Trex Residential outdoor living products. Construction began on the new facility in the second quarter of 2022, and in July 2022, the Company entered into a design-build agreement. As previously announced, the Company anticipates spending approximately $400 million on the facility and the budget for the design-build agreement is contained within this amount. Construction for the new facility will be funded primarily through the Company's ongoing cash generation or its line of credit.

TREX COMPANY, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In thousands)

Descriptions	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2022:				
Trex Residential product warranty reserve	$28,595	$1,914	$(4,910)	$25,599
Income tax valuation allowance	$ 2,232	$ 794	$ —	$ 3,026
Year ended December 31, 2021:				
Trex Residential product warranty reserve	$29,473	$3,846	$(4,724)	$28,595
Income tax valuation allowance	$ 2,775	$ —	$ (543)	$ 2,232
Year ended December 31, 2020:				
Trex Residential product warranty reserve	$25,494	$9,861	$(5,882)	$29,473
Income tax valuation allowance	$ 2,988	$ 1	$ (214)	$ 2,775

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trex Company, Inc.

Date: February 27, 2023

By: _____/S/ BRYAN H. FAIRBANKS_____

Bryan H. Fairbanks
President and Chief Executive Officer
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed as of February 27, 2023 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/S/ BRYAN H. FAIRBANKS **Bryan H. Fairbanks**	President and Chief Executive Officer (Principal Executive Officer); Director
/S/ DENNIS C. SCHEMM **Dennis C. Schemm**	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/S/ JAMES E. CLINE **James E. Cline**	Chairman
/S/ RONALD W. KAPLAN **Ronald W. Kaplan**	Vice Chairman
/S/ MICHAEL F. GOLDEN **Michael F. Golden**	Director
/S/ JAY M. GRATZ **Jay M. Gratz**	Director
/S/ KRISTINE L. JUSTER **Kristine L. Juster**	Director
/S/ GENA C. LOVETT **Gena C. Lovett**	Director
/S/ PATRICIA B. ROBINSON **Patricia B. Robinson**	Director
/S/ GERALD VOLAS **Gerald Volas**	Director

EXHIBIT INDEX

Exhibit Number	Description	Form	Exhibit	Filing Date	File No.
				Incorporated by reference	
3.1	Restated Certificate of Incorporation of Trex Company, Inc. dated July 28, 2021.	10-Q	3.6	August 2, 2021	001-14649
3.2	First Certificate of Amendment to the Restated Certificate of Incorporation of Trex Company, Inc. dated May 5, 2022	10-Q	3.2	May 9, 2022	001-14649
3.3	Amended and Restated By-Laws of the Company.	8-K	3.2	May 1, 2019	001-14649
4.1	Specimen certificate representing the Company's common stock.	S-1/A	4.1	March 24, 1999	333-63287
4.2	First Amendment to Credit Agreement dated as of December 22, 2022 to the Credit Agreement dated May 18, 2022 by and among the Company, as borrower; the guarantors party thereto; Bank of America, N.A. (BOA), as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; TD Bank, N.A. as lender and Syndication Agent; Regions Bank, PNC Bank, National Association, and Wells Fargo Bank, National Association (each, a Lender and collectively, the Lenders), arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner.	8-K	4.1	December 23, 2022	001-14649
4.3	Credit Agreement dated as of May 18, 2022 between the Company, as borrower; Trex Commercial Products, Inc., as guarantor, Bank of America, N.A., as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; Wells Fargo Bank, National Association, as lender and Syndication Agent, Regions Bank, PNC Bank, National Association, and TD Bank, N.A., arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner.	8-K	4.1	May 20, 2022	001-14649
4.4	Note dated May 18, 2022 payable by the Company to Bank of America, N.A. in the amount of the lesser of $180,000,000 or the outstanding revolver advances made by Bank of America, N.A.	8-K	4.2	May 20, 2022	001-14649
4.5	Note dated May 18, 2022 payable by the Company to Wells Fargo Bank, National Association in the amount of the lesser of $120,000,000 or the outstanding revolver advances made by Wells Fargo Bank, N.A.	8-K	4.3	May 20, 2022	001-14649
4.6	Note dated May 18, 2022 payable by the Company to Regions Bank in the amount of the lesser of $40,000,000 or the outstanding revolver advances made by Regions Bank.	8-K	4.4	May 20, 2022	001-14649

Exhibit Number	Description	Incorporated by reference			
		Form	Exhibit	Filing Date	File No.
4.7	Note dated May 18, 2022 payable by the Company to PNC Bank, National Association in the amount of the lesser of $30,000,000 or the outstanding revolver advances made by PNC Bank, National Association.	8-K	4.5	May 20, 2022	001-14649
4.8	Note dated May 18, 2022 payable by the Company to TD Bank, N.A. in the amount of the lesser of $30,000,000 or the outstanding revolver advances made by TD Bank, N.A.	8-K	4.6	May 20, 2022	001-14649
4.9	Security and Pledge Agreement dated as of May 18, 2022 between the Company, as debtor, Trex Commercial Products, Inc., as additional obligor; and Bank of America, N.A. as Administrative Agent (including Notices of Grant of Security Interest in Copyrights and Trademarks).	8-K	4.7	May 20, 2022	001-14649
4.10	Fourth Amended and Restated Credit Agreement dated as of November 5, 2019 between the Company, as borrower; Trex Commercial Products, Inc., as guarantor, Bank of America, N.A., as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; and certain other lenders including Wells Fargo Bank, N.A., who is also Syndication Agent, SunTrust Bank, and Branch Banking and Trust Company arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner.	8-K	4.1	November 6, 2019	001-14649
4.11	First Amendment to the Credit Agreement by and among Trex Company, Inc. as borrower; Trex Commercial Products, Inc. as guarantor; Bank of America, N.A. as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; and certain other lenders including Wells Fargo Bank, N.A., who is also Syndication Agent; Truist Bank; and Regions Bank, arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner dated May 26, 2020.	8-K	4.1	May 28, 2020	001-14649
4.12	Fourth Amended and Restated Credit Agreement between the Company, as borrower; Trex Commercial Products, Inc., as guarantor, Bank of America, N.A., as a Lender, Administrative Agent, Swing Line Lender and L/C Issuer; and certain other lenders including Wells Fargo Bank, N.A., who is also Syndication Agent, Truist Bank; and Regions Bank, arranged by BofA Securities, Inc. as Sole Lead Arranger and Sole Bookrunner, dated May 26, 2020.	8-K	4.2	May 28, 2020	001-14649

Exhibit Number	Description	Incorporated by reference			
		Form	Exhibit	Filing Date	File No.
4.13	Note dated November 5, 2019 payable by the Company to Bank of America, N.A. in the amount of the lesser of $125,000,000 or the outstanding revolver advances made by Bank of America, N.A.	8-K	4.2	November 6, 2019	001-14649
4.14	Note dated November 5, 2019 payable by the Company to Wells Fargo Bank, N.A. in the amount of the lesser of $70,000,000 or the outstanding revolver advances made by Wells Fargo Bank, N.A.	8-K	4.3	November 6, 2019	001-14649
4.15	Note dated November 5, 2019 payable by the Company to SunTrust Bank in the amount of the lesser of $30,000,000 or the outstanding revolver advances made by SunTrust Bank.	8-K	4.4	November 6, 2019	001-14649
4.16	Note dated November 5, 2019 payable by the Company to Branch Banking and Trust Company in the amount of the lesser of $25,000,000 or the outstanding revolver advances made by Branch Banking and Trust Company.	8-K	4.5	November 6, 2019	001-14649
4.17	Note dated May 26, 2020 payable by the Company to Regions Bank.	8-K	4.6	May 28, 2020	001-14649
4.18	Fourth Amended and Restated Security and Pledge Agreement dated as of November 5, 2019 between the Company, as debtor, Trex Commercial Products, Inc., as additional obligor; and Bank of America, N.A. as Administrative Agent (including Notices of Grant of Security Interest in Copyrights and Trademarks).	8-K	4.6	November 6, 2019	001-14649
4.19	Description of Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	4.19	February 22, 2021	001-14649
10.1**	Description of Management Compensatory Plans and Arrangements.	10-K	10.1	February 14, 2019	001-14649
10.2**	Trex Company, Inc. Amended and Restated 2014 Stock Incentive Plan.	10-Q	10.4	November 2, 2020	001-14649
10.3**	Trex Company, Inc. Amended and Restated 1999 Incentive Plan for Outside Directors as amended on February 23, 2022.	10-K	10.3	February 28, 2022	001-14649
10.4**	Form of Trex Company, Inc. 2014 Stock Incentive Plan Stock Appreciation Rights Agreement.	10-Q	10.1	July 29, 2019	001-14649
10.5**	Form of Trex Company, Inc. 2014 Stock Incentive Plan Time-Based Restricted Stock Unit Agreement.	10-Q	10.2	July 29, 2019	001-14649

Exhibit Number	Description	Incorporated by reference			
		Form	Exhibit	Filing Date	File No.
10.6**	Form of Trex Company, Inc. 2014 Stock Incentive Plan Performance-Based Restricted Stock Unit Agreement.	10-Q	10.3	July 29, 2019	001-14649
10.7**	Form of Trex Company, Inc. Amended and Restated 1999 Incentive Plan for Outside Directors Restricted Stock Unit Agreement.	10-Q	10.2	August 3, 2015	001-14649
10.8**	Change in Control Severance Agreement dated February 21, 2020 by and between Trex Company, Inc. and Bryan H. Fairbanks.	8-K	10.2	February 25, 2020	001-14649
10.9**	Amended and Restated Severance Agreement dated February 21, 2020 by and between Trex Company, Inc. and Bryan H. Fairbanks.	8-K	10.3	February 25, 2020	001-14649
10.10**	Form of Change in Control Severance Agreement between Trex Company, Inc. and Officers other than the Chief Executive Officer.	10-K	10.16	February 21, 2017	001-14649
10.11**	Form of Severance Agreement between Trex Company, Inc. and Officers other than the Chief Executive Officer.	10-Q	10.1	May 8, 2015	001-14649
10.12**	Form of Retention Agreement for Company Officers dated May 2, 1018.	10-Q	10.2	May 7, 2018	001-14649
10.13	AIA document A141 – 2014 Agreement dated July 7, 2022 by and between Trex Company, Inc. and Gray Construction, Inc.	8-K	10.1	July 12, 2022	001-14649
10.14	Form of Indemnity Agreement for Directors.	10-K	10.19	March 12, 2009	001-14649
10.15	Form of Indemnity Agreement for Officers.	10-K	10.20	March 12, 2009	001-14649
10.16	Form of Indemnity Agreement for Director/Officers.	10-K	10.21	March 12, 2009	001.14649
10.17	Form of Distributor Agreement of Trex Company, Inc.	10-K	10.23	March 12, 2009	001-14649
10.18	Form of Trex Company, Inc. Fencing Agreement for Installers/Retailers.	10-Q	10.4	November 9, 2006	001-14649
10.19	Asset Purchase Agreement dated as of December 30, 2022 by and between Trex Commercial Products, Inc., Trex Company, Inc. and Sightline Commercial Solutions, LLC.	8-K	10.1	December 30, 2022	001-14649
21*	Subsidiaries of the Company.				
23*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				
31.1*	Certification of Chief Executive Officer of the Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.				

Exhibit Number	Description	Incorporated by reference			
		Form	Exhibit	Filing Date	File No.
31.2*	Certification of Chief Financial Officer of the Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.				
32***	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).				
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
104.1	Cover Page Interactive Data File—The cover page interactive data file does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.				

*   Filed herewith.
**   Management contract or compensatory plan or agreement.
*** Furnished herewith.

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CORPORATE INFORMATION

CORPORATE OFFICE
Trex Company, Inc.
160 Exeter Drive
Winchester, VA 22603-8605
540-542-6300
www.trex.com

LEGAL COUNSEL
Woods Rogers PLC

INDEPENDENT AUDITORS
Ernst & Young LLP

TRANSFER AGENT
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
Toll Free #: 866-337-6287
Foreign Holders: 201-680-6578
www.computershare.com/investor

INVESTOR CONTACT
Advisiry Partners
501 Madison Avenue, Floor 12A
New York, NY 10022
212-750-5800
www.advisiry.com

STOCK SYMBOL
NYSE: TREX



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Trex Company, Inc.
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